1940 Act File No. 811-7538
                                                     1933 Act File No.

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   Form N-14

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                      [ ]  Pre-Effective Amendment No. __
                      [ ] Post-Effective Amendment No. __

                          Lord Abbett Securities Trust
               (Exact Name of Registrant as Specified in Charter)


                 The General Motors Building, 767 Fifth Avenue
                            New York, New York 10153
                    (Address of Principal Executive Offices)
        Registrant's Telephone Number, Including Area Code: 800-426-1130

                              Kenneth B. Cutler
                         Vice President and Secretary
                         Lord Abbett Securities Trust
                         The General Motors Building
                               767 Fifth Avenue
                           New York, New York 10153
                   (Name and Address of Agent for Service)

                 Approximate Date of Proposed Public Offering:
 As soon as practicable after the effective date of the registration statement.


No filing fee is required because an indefinite number of shares are being registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

            It is proposed that this filing will become effective on
                    March     ,  1996 pursuant to Rule 488.

                                Lord Abbett Securities Trust
                                   CROSS-REFERENCE SHEET
                                ITEMS REQUIRED BY FORM N-14
Part A
Item No.  Item Caption                                         Prospectus Caption
--------  ------------                                         ------------------
1.        Beginning of Registration Statement and Outside  Cover Page of Registration Statement;
          Front Cover Page of Prospectus                   Cover Page of Proxy Statement and
                                                           Prospectus

2.        Beginning and Outside Back Cover Page of         Table of Contents
          Prospectus

3.        Fee Table, Synopsis and Risk Factors             Fee Table; Summary of Proposal

4.        Information about the Transaction                Summary of Proposal; Information
                                                           About the Reorganization

5.        Information about the Registrant                 Summary of Proposal; Comparative
                                                           Information about the Acquiring Fund
                                                           and the Acquired Fund; Additional
                                                           Information; Prospectus of Lord
                                                           Abbett Securities Trust dated March
                                                             , 1996
                                                           --

6.        Information about the Company Being Acquired     Summary of Proposal; Comparative
                                                           Information about the Acquiring Fund
                                                           and the Acquired Fund

7.        Voting Information                               Special Meeting of Shareholders of
                                                           the Acquired Fund; Notice of Special
                                                           Meeting of Shareholders; Summary of
                                                           Proposal

8.        Interest of Certain Persons and Experts          Additional Information

9.        Additional Information Required for Reoffering   Not Applicable
          by Persons Deemed to be Underwriters

Part B                                                     Statement of Additional
Item No.  Item Caption                                     Information Caption
--------  ------------                                     ------------------
10.       Cover Page                                       Cover Page

11.       Table of Contents                                Not Applicable

12.       Additional Information about the Registrant      Cover Page of Proxy Statement and
                                                           Prospectus; Acquiring Fund State-
                                                           ment of Additional Information
                                                           incorporated by reference.

13.       Additional Information about the Company Being   Cover Page of Proxy Statement and
          Acquired                                         Prospectus; Acquired Fund Statement
                                                           of Additional Information incor-
                                                           porated by reference.

14.       Financial Statements                             Pro-forma Financial Statements


Part C
Item No.                                                   Part C Caption
--------                                                   ------------------
15.       Indemnification                                   Indemnification

16.       Exhibits                                          Exhibits

17.       Undertakings                                      Undertakings

Signatures

            [Letterhead of Lord Abbett Growth & Income Fund, Inc.]

From the Chairman of the Board
------------------------------




Dear Shareholder,

      Lord, Abbett & Co. is the investment manager for two funds with substantially similar investment objectives and policies: your Fund and the Lord Abbett Growth & Income Trust Series, a series of Lord Abbett Securities Trust (the "Acquiring Fund"). To eliminate the offering of substantially identical funds and to take advantage of potential economies of scale, the Board of Directors of your Fund has recommended that your Fund combine with the Acquiring Fund.

      If approved and consummated, this proposed combination of your Fund and the Acquiring Fund will be a tax-free reorganization for Federal income tax purposes.

      You are also being asked to vote on the election of directors of your Fund and to ratify the selection of Deloitte & Touche LLP as your Fund's independent accountants. A shareholder vote is required on these two matters in the event that the proposed reorganization will not be consummated.

      The proposal is subject to the approval of shareholders of your Fund at a meeting to be held in New York on June 19, 1996 at 10:00 a.m.

      Your vote on these issues is critical. To ensure that your vote is counted, it is important that you:

      1.  Review the enclosed Proxy Statement and Prospectus;

      2.  Complete and sign the enclosed proxy card; and

      3.  Return the proxy card in the enclosed envelope as soon as possible.

Your prompt response will help save your Fund the expense of additional solicitations.

      We encourage you to review the enclosed materials. Because we believe this combination of funds is in the best interests of shareholders, we encourage you to vote in favor of this proposal.

                                  Sincerely,

                                  Ronald P. Lynch
                                  Chairman of the Board
April 17, 1996

                   LORD ABBETT FUNDAMENTAL VALUE FUND, INC.
                               767 Fifth Avenue
                           New York, New York 10153
                         Telephone No. (800) 426-1130



Notice of an Annual Meeting of Shareholders
to be held on June 19, 1996                                       April 17, 1996


Notice is given hereby of an annual meeting of the shareholders of Lord Abbett Fundamental Value Fund, Inc. The meeting will be held in the offices of Lord, Abbett & Co., on the 11th floor of The General Motors Building, 767 Fifth Avenue, New York, New York on June 19, 1996, at 10:00 a.m. for the following purposes and to transact such other business as may properly come before the meeting and any adjournments thereof.

ITEM 1. To consider and act upon an Agreement and Plan of Reorganization between Lord Abbett Fundamental Value Fund, Inc. (the "Acquired Fund"), and the Lord Abbett Growth & Income Trust, a series of Lord Abbett Securities Trust (the "Acquiring Fund") providing for (a) the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange for shares of a new class of the Acquiring Fund (to be designated "Class A Shares") and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, (b) the distribution of such Class A Shares to the shareholders of the Acquired Fund and (c) the subsequent termination of the Acquired Fund. A vote in favor of this Item 1 will be deemed to be a vote to authorize the Acquired Fund, as the sole shareholder of Class A Shares prior to this reorganization, to approve a proposed distribution plan pursuant to Section 12 of the Investment Company Act of 1940, as amended, and Rule 12b-1 thereunder applicable to that class.

ITEM 2. (A) To elect directors to serve as members of the Board of Directors of the Acquired Fund; and

         (B) To ratify the selection of Deloitte & Touche LLP as the independent auditors of the Acquired Fund for the current fiscal year.


                                         By order of the Board of Directors


                                         Kenneth B. Cutler
                                         Vice President and Secretary


The Board of Directors has fixed the close of business on March 22, 1996 as the record date for determination of shareholders of the Acquired Fund entitled to notice of and to vote at the meeting.

Shareholders are entitled to one vote for each share held.  As of  March 22,
there were      shares of the Acquired Fund issued and outstanding.
           ----




--------------------------------------------------------------------------------

PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD.

SIGN, DATE AND RETURN IT IN THE ENVELOPE PROVIDED.

TO SAVE THE COST OF ADDITIONAL SOLICITATIONS, PLEASE MAIL YOUR PROXY PROMPTLY.

            Proxy Statement and Prospectus Dated March       , 1996

                         Acquisition of the Assets of
                   Lord Abbett Fundamental Value Fund, Inc.
                 The General Motors Building, 767 Fifth Avenue
                              New York, NY 10153
                                (800) 426-1130

                   by and in exchange for Class A Shares of
                Lord Abbett Growth & Income Trust, a series of
                         Lord Abbett Securities Trust
                 The General Motors Building, 767 Fifth Avenue
                              New York, NY 10153
                                (800) 426-1130


      This Proxy Statement and Prospectus relates to Class A shares (the "Class A shares") of the Lord Abbett Growth & Income Trust (the "Acquiring Fund"), a series of Lord Abbett Securities Trust (the "Trust") to be issued to, and in exchange for all the assets of, Lord Abbett Fundamental Value Fund, Inc. (the "Acquired Fund" and, together with the Acquiring Fund, the "Funds"). In exchange for such assets, the Acquiring Fund will also assume all of the liabilities of the Acquired Fund. Following receipt of the Acquiring Fund Class A shares, the Acquired Fund will be terminated and the Class A shares will be distributed to the shareholders of the Acquired Fund. The shareholders of the Acquired Fund are being asked to vote to approve or disapprove these proposed transactions (the "Reorganization"), which are more fully described in this Proxy Statement and Prospectus.

      The investment objectives of the Acquiring Fund and the Acquired Fund are substantially similar. The Acquiring Fund seeks long term growth of capital and income without excessive fluctuations in market value. It normally invests in common stocks of large seasoned companies in sound financial condition which are expected to show above average price appreciation. The Acquired Fund seeks growth of capital and growth of income consistent with reasonable risk. Production of current income is a secondary consideration for the Acquired Fund. Lord, Abbett & Co. ("Lord Abbett") serves as investment manager to both Funds.

      The Class A shares of the Acquiring Fund will be a newly-created class of shares that will share pro-rata with the existing class of Acquiring Fund shares (the "Class C shares") in the portfolio, income and expenses of the Acquiring Fund, except that each class will bear the expense of its own distribution and shareholder servicing arrangements and certain other expenses. See "Information About the Reorganization -- Shares of the Acquiring Fund." The distribution and shareholder servicing arrangements for the Class A shares will be substantially the same as the arrangements currently applicable to the Acquired Fund shares, except as discussed herein. The directors of the Acquired Fund believe that the proposed transaction will enable the shareholders of the Acquired Fund to benefit from economies of scale while continuing to invest in a portfolio of securities managed by Lord Abbett under an investment objective substantially similar to that of the Acquired Fund. See "Information About the Reorganization -- Reasons for the Reorganization."

      This Proxy Statement and Prospectus sets forth concisely the information about the Acquiring Fund that a shareholder of the Acquired Fund should know before voting on the Reorganization. It should be read and retained for future reference. Attached as Exhibit A to this Proxy Statement and Prospectus is a copy of the Agreement and Plan of Reorganization (the "Plan") for the
Reorganization.   This Proxy Statement and Prospectus is accompanied by the
Prospectus of the Acquiring Fund dated March 1, 1995 (the "Acquiring Fund Prospectus"), which Prospectus is incorporated by reference herein. Also incorporated herein by reference are (a) the Statement of Additional Information dated the date hereof relating to this Proxy Statement and Prospectus, including the Statement of Additional Information of the Acquired Fund dated November 1, 1995 and the Statement of Additional Information of the Acquiring Fund dated March 1, 1995, and (b) the Prospectus of the Acquired Fund dated November 1, 1995 (the "Acquired Fund Prospectus") [a pre-effective amendment is to be filed to incorporate by reference the Prospectus and Statement of Additional Information of the Trust and the Acquired Fund to be dated March 1, 1996]. Such Statements of Additional Information and the Acquired Fund Prospectus are available, upon oral or written request, and at no charge, from the Acquiring Fund, at its above-noted telephone number and address.

================================================================================
                               TABLE OF CONTENTS

SPECIAL MEETING OF SHAREHOLDERS OF THE ACQUIRED FUND....................  2

FEE TABLE...............................................................  4

ITEM 1. - APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION..........  6

   SUMMARY OF PROPOSAL..................................................  6

   INFORMATION ABOUT THE REORGANIZATION.................................  8

   COMPARATIVE INFORMATION ABOUT THE
      ACQUIRING FUND AND THE ACQUIRED FUND.............................. 16

ITEM 2. - FOR ACQUIRED FUND SHAREHOLDERS ONLY........................... 18

   ADDITIONAL INFORMATION............................................... 23

Exhibit A - Agreement and Plan of Reorganization

Exhibit B - Comparison of Current and Proposed Investment Policies and
            Restrictions

================================================================================

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

             SPECIAL MEETING OF SHAREHOLDERS OF THE ACQUIRED FUND


      This Prospectus and Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of the Acquired Fund to be used at an Annual Meeting of Shareholders of the Acquired Fund to be held at 10:00 a.m. on June 19, 1996, at the offices of Lord Abbett on the 11th floor of the General Motors Building, 767 Fifth Avenue, New York, New York 10153, and at any adjournments thereof. This Prospectus and Proxy Statement and the enclosed proxy card are first being mailed to shareholders of the Acquired Fund on or about April 17, 1996.

      At the close of business on March 22, 1996 (the "Record Date"), there were
issued and outstanding      shares of the Acquired Fund.  Only shareholders of
                       ----
record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the meeting or any adjournment thereof. Shareholders of the Acquired Fund are entitled to one vote for each share. Under Maryland law, shares owned by two or more persons (whether as joint tenants, co-fiduciaries or otherwise) will be voted as follows, unless a written instrument or court order providing to the contrary has been filed with the Secretary of the Acquired
Fund: (1) if only one votes, that vote binds all; (2) if more than one votes, the vote of the majority binds all; and (3) if more than one votes and the vote is evenly divided, the vote will be cast proportionately.

      Approval of the Plan and the Reorganization will require the affirmative vote of a majority of the shares of the Acquired Fund voted on the matter. One-third of the aggregate number of shares of the Acquired Fund shall be necessary to constitute a quorum for approval of the Plan and the Reorganization. Shares with respect to which there is an abstention or broker non-vote shall be counted for quorum purposes and shall not be treated as "voted" for purposes of determining whether the proposal has passed. If the enclosed form of proxy is properly executed and returned in time to be voted at the meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. A proxy may be revoked by the signer at any time at or before the meeting by written notice to the Acquired Fund, by execution of a later-dated proxy or by voting in person at the meeting. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization, FOR ratification of the selection of Deloitte & Touche as the Acquired Fund's independent auditors and on any other matters as deemed appropriate.

      Proxies will be solicited by mail. Additional solicitations may be made by telephone, facsimile or personal contact by officers or employees of Lord Abbett and its affiliates. The Acquired Fund may also request brokerage houses, custodians, nominees, and fiduciaries who are shareholders of record to forward proxy material to the beneficial owners. D.F. King & Co. has been retained to
assist in the solicitation of proxies at an estimated cost of $       .  The
                                                               -------
cost of the solicitation will be borne by               .
                                          --------------

      In the event that sufficient votes to approve the Plan are not received by the meeting date, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. In determining whether to adjourn the meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast and the nature of any further solicitation and any information to be provided to shareholders with respect to such a solicitation. Any such adjournment will require an affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the meeting. The persons named as proxies will vote upon such adjournment after consideration of the best interests of all shareholders.

      If the Plan is not approved by the shareholders of the Acquired Fund, or if the Reorganization is not consummated for any other reason, the Acquired Fund will continue to engage in business as Lord Abbett Fundamental Value Fund, Inc.

                                   FEE TABLE

      Set forth below is a summary comparison of the expenses of (a) the shares of the Acquiring Fund (currently, the only class of Acquiring Fund shares, to be designated "Class C"), (b) the shares of the Acquired Fund and (c) on a pro-forma basis after giving effect to the Reorganization, the Class A shares of the Acquiring Fund (to be issued in the Reorganization in exchange for the shares of the Acquired Fund). The annual operating expenses shown in the summary comparison for the Acquiring Fund shares and the Acquired Fund shares are the actual expenses for the fiscal years ending October 31, 1995 and June 30, 1995, respectively, and those shown on a pro-forma basis for the Class A shares of the Acquiring Fund are the estimated expenses of such shares for the subsequent year had the Reorganization occurred on November 1, 1994. The example set forth below is not a representation of past or future expenses. Actual expenses may be greater or less than those shown.

                                              Acquiring Fund shares                                             Acquiring Fund
Shareholder Transaction Expenses                (to be designated                                               Class A shares
(as a percentage of offering price)                 Class C)                    Acquired Fund shares              (pro-forma)
------------------------------------------------------------------------------------------------------------------------------------

 Maximum Sales Load on Purchases/(1)/........         None/(5)/                        5.75/(2)/                   5.75/(2)/
------------------------------------------------------------------------------------------------------------------------------------

 Deferred Sales Load /(1)/...................         1.00/(6)/                        None/(2)/                   None/(2)/
------------------------------------------------------------------------------------------------------------------------------------

Annual Operating Expenses
(as a percentage of average net assets)
------------------------------------------------------------------------------------------------------------------------------------

Management Fee...............................         0.0%/(7)/                        0.75%                      0.75%/(3)/
------------------------------------------------------------------------------------------------------------------------------------

Rule 12b-1 Fees..............................         0.88%                            0.21%/(3)/                 0.23%/(3)/
------------------------------------------------------------------------------------------------------------------------------------

Other Expenses...............................         0.28%                            0.42%                      0.37%/(3)/
------------------------------------------------------------------------------------------------------------------------------------

Total Operating Expenses.....................         1.16%                            1.38%                      1.35%/(3)/
------------------------------------------------------------------------------------------------------------------------------------


Example: Assume each Fund's annual return is 5% and there is no change in the level of expenses described above. For every $1,000 invested, with reinvestment of all distributions, you would pay the following total expenses if you closed your account after the number of years indicated.

                                      1 Year      3 Years       5 Years     10 Years
                                      ------      -------       -------     --------
Acquiring Fund Class C shares /(8)/    $12          $37           $64         $141
Acquired Fund shares /(8)/             $71          $99          $129         $214
Acquiring Fund Class A shares          $70          $97          $127         $210
  (pro-forma)/(4)/

/(1)/ Sales "load" is referred to as sales "charge" and "deferred sales load" is referred to as "contingent deferred reimbursement charge" throughout this Proxy Statement and Prospectus.
/(2)/ With respect to shares on which the Acquired Fund's Rule 12b-1 distribution fee for purchases of $1 million or more has been paid, and Class A shares on which the Acquiring Fund's Rule 12b-1 distribution fee will be paid, certain redemptions are subject to a contingent deferred reimbursement charge of up to 1% if the redemption occurs within 24 months after the month of purchase. Holding periods for shares purchased prior to the Reorganization will carry over for the purpose of determining the applicability of the CDRC to Class A shares. See
       "12b-1 Plans" under "Information About the Reorganization" for a description of the proposed 12b-1 Plan for the A shares.
/(3)/ The expenses of the Acquiring Fund Class A shares are estimated. The proposed Rule 12b-1 Plan for the A shares provides for annual service fee payments equal to 0.25%, and, if approved by the Board of Directors, distribution fee payments not to exceed in any year 0.25%, of the average value of the net assets of the Fund attributable to the Class A shares. The board has not authorized the Acquiring Fund to make distribution fee payments at this level. The estimated Rule 12b-1 fees for the Acquiring Fund Class A shares are based on the distribution fee payments authorized by the board. See "12b-1 Plans" under "Information About the Reorganizations".
/(4)/ Based on total operating expenses or estimated operating expenses shown in the table above.
/(5)/ Although the Acquiring Fund does not, and will not with respect to the Class C shares, charge a front-end sales charge, investors should be aware that long-term shareholders may pay, under the Rule 12b-1 Plan of the Acquiring Fund and under the Rule 12b-1 Plan to be applicable to the Class C shares of the Acquiring Fund (which pays and will pay annual 0.25% service and 0.75% distribution fees), more than the economic equivalent of the maximum front-end sales charge as permitted by certain rules of the National Association of Securities Dealers, Inc.
/(6)/ Redemptions of the Acquiring Fund shares are, and redemptions of the Class C shares will be, subject to a 1% contingent deferred reimbursement charge if the redemption occurs before the first anniversary of the share purchase. Holding periods for shares purchased prior to the Reorganization will carry over for the purpose of determining the applicability of the CDRC to Class C shares. See "12b-1 Plans" under "Information About Reorganizations."
/(7)/ Lord Abbett has waived part of its management fee with respect to the Acquiring Fund during the past year (and continues to do so). The management fee would have been 0.75% absent such waiver.
/(8)/ Based on total operating expenses or estimated operating expenses shown in the table above.

The foregoing is provided to assist shareholders of the Acquired Fund in understanding the various expenses the holders of the shares of the Acquiring Fund and the holders of shares of the Acquired Fund have incurred and that holders of the shares of the Acquired Fund might incur as holders of the Class A shares following the Reorganization.
------------------------------------------------------------------------------

        ITEM 1. - APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION

                              SUMMARY OF PROPOSAL

      The following is a summary of certain information contained elsewhere or incorporated by reference in this Proxy Statement and Prospectus and is qualified in its entirety by reference to such information.

Overview of Proposed Reorganization. The Plan provides for the transfer to the Acquiring Fund of all of the assets of the Acquired Fund in exchange for Class A shares and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund. The Class A shares will then be distributed to the Acquired Fund shareholders and the Acquired Fund will be terminated. As a result of the Reor-ganization, each shareholder of the Acquired Fund will become the owner of that number of full and fractional Class A shares having an aggregate net asset value equal to the aggregate net asset value of their shares of the Acquired Fund, as of the close of business on the date the Acquired Fund assets are transferred to the Acquiring Fund. Consummation of the Reorganization is subject to the approval of the Acquired Fund's shareholders and other conditions, including Acquiring Fund shareholder approval of an amendment to the Trust's Declaration and Agreement of Trust authorizing the creation of the Class A shares.

      To avoid a need to call an Acquiring Fund shareholders' meeting after the Reorganization, shareholders of the Acquired Fund are being asked to authorize the Acquired Fund, as the sole Class A shareholder of the Acquiring Fund before the Reorganization, to approve the proposed distribution plan for the Class A shares. A vote in favor of the Reorganization will be deemed also to be a vote to authorize the Acquired Fund to take such action.

      The directors of the Acquired Fund believe that the proposed Reorganization will enable the shareholders of the Acquired Fund to benefit from economies of scale while continuing to invest in a portfolio of securities managed by Lord Abbett under the same investment objective as that of the Acquiring Fund. See "Information About the Reorganization -- Reasons for Reorganization" for additional information about the reasons for the Reorganization.

Businesses of the Acquired and Acquiring Funds. The Acquired Fund is a diversified, open-end management investment company incorporated under the laws of Maryland on March 26, 1986. It has a single class of shares. The Acquired Fund commenced investment operations on July 8, 1986. As of December 31, 1995, the Acquired Fund's net assets were approximately $43 million.

      The Acquiring Fund is a diversified series of the Trust, an open-end management investment company organized under Delaware law on February 26, 1993. To date, the Acquiring Fund offers ten series, one of which is the Acquiring Fund, each consisting of one class of shares. As of December 31, 1995, the Acquiring Fund's net assets were approximately $39 million.

Investment Objectives and Policies of the Acquired Fund and the Acquiring Fund. The Acquired Fund and Acquiring Fund have substantially similar investment objectives. The Acquiring Fund seeks long term growth of capital and income without excessive fluctuations in market value. It normally invests in common stocks of large seasoned companies in sound financial condition which are expected to show above average price appreciation. The Acquired Fund seeks growth of capital and growth of income consistent with reasonable risk. Production of current income is a secondary consideration for the Acquired Fund. The two Funds also have generally similar investment policies and restrictions. The Acquiring Fund is seeking to revise and reclassify certain of its investment policies and restrictions in order to provide greater flexibility in managing the investment portfolio of the Acquiring Fund. Most importantly, a number of the investment policies and restrictions that are classified as fundamental for the Acquired Fund are to be reclassified as non-fundamental for the Acquiring Fund. See "Comparative Information About the Acquiring Fund and the Acquired Fund -- Investment Objectives, Policies and Restrictions."

      The portfolio of the Acquired Fund is expected to be suitable for the Acquiring Fund, and so no significant realignment of that portfolio is expected in connection with the Reorganization.

Purchases and Exchanges. Shares of the Acquired Fund are, and Class A shares will be, available through certain authorized dealers at the public offering price, which is the net asset value per share plus a one-time sales charge. See "Information About the Reorganization -- Shares of the Acquiring Fund." Shareholders of the Acquired Fund may now exchange their shares for shares of up to 24 other funds and series in the Lord Abbett family of funds. It is expected that holders of Class A shares will be able to exchange their shares for Class A shares of up to 25 other funds and series managed by Lord Abbett. Each exchange represents a sale of shares for which a shareholder may have to recognize a gain or loss under Federal income tax provisions.

Rule 12b-1 Plan. The Acquired Fund has adopted a plan pursuant to Section 12(b) of the 1940 Act and Rule 12b-1 thereunder (a "Rule 12b-1 Plan"), under which it pays Lord Abbett (1) an annual service fee (payable quarterly) of 0.25% of the average daily net asset value of shares sold, or attributable to shares sold, by dealers and (2) a one-time 1% distribution fee, at the time of sale, on all shares sold at the $1 million level by dealers, including sales qualifying at such level under the rights of accumulation and statement of intention privileges described in the Acquired's Fund's prospectus in effect at such time, subject to a contingent deferred reimbursement charge for up to 24 months. Lord Abbett is required to pay these service and distribution fees to dealers to provide additional incentives for the dealers (a) to provide continuing information and investment services to their shareholder accounts and otherwise to encourage their accounts to remain invested in the Acquired Fund and (b) to sell its shares.

      As part of the Reorganization, the Acquiring Fund is adopting a new Rule 12b-1 Plan applicable to the Class A shares that will be similar to the Acquired Fund's Rule 12b-1 Plan. The principal change is that under the proposed new Rule 12b-1 Plan for the Class A shares the Board of Directors will be able to increase the amount of the total distribution fee up to 0.25% of the Fund's average annual net assets. For a fuller description of the current Rule 12b-1 Plan of the Reorganized Fund and of the proposed new Rule 12b-1 Plan for the A shares of the Acquiring Fund, see "Information About the Reorganization -- Rule 12b-1 Plan."

Dividend Policies and Options. The Acquired Fund distributes net investment income as a dividend in July and December. It also may pay supplemental dividends and capital gains distributions in December or January and, in the case of the Acquired Fund, capital gains may be distributed in July. The

Acquiring Fund has a similar dividend and distribution policy except that net investment income dividends are paid in March, June, September and December. The shareholders of each Fund may reinvest such dividends and distributions in additional shares at net asset value or take such amounts in cash.

Redemption Procedures. The redemption procedures of the Acquired Fund and the Acquiring Fund are substantially the same. See the Acquiring Fund Prospectus under "Redemptions."

Tax Considerations. The consummation of the Reorganization is subject to receipt of an opinion of counsel, substantially to the effect that, among other things, the Reorganization will not cause a gain or loss to be recognized by the Acquired Fund or its shareholders for federal income tax purposes. See "Information about the Reorganization--Federal Income Tax Considerations."

Risk Factors. Because of the similarities in the investment objectives of the Funds, Lord Abbett believes that the relative risks involved in investing in the Funds can be considered similar. However, the investment policies and restrictions of the Acquiring Fund have been made less restrictive compared to those of the Acquired Fund in order to provide greater flexibility in the future management of the investment portfolio of the Acquiring Fund. If the Acquiring Fund were to take to any significant extent the actions permitted by these less restrictive policies and restrictions, a result not now anticipated, the risks of investing in the Acquiring Fund could be greater than those involved in investing in the Acquired Fund. See "Comparative Information About the Acquiring Fund and the Acquired Fund -- Investment Objectives, Policies and Restrictions" below.


                      INFORMATION ABOUT THE REORGANIZATION


The Plan. On July 12, 1996, assuming the conditions referred to below are satisfied, the Acquired Fund will transfer all its assets to the Acquiring Fund (the date of such transfer is referred to herein as the "Closing Date") in exchange for (i) Class A shares of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets, less liabilities, of the Acquired Fund and (ii) the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund. The Acquired Fund will distribute as of the Closing Date such Class A shares pro-rata to its shareholders of record, determined as of the close of business on the Closing Date, in exchange for their shares of the Acquired Fund. The net asset value of Class A shares and the value of the Acquired Fund's assets and the amount of its liabilities will be determined as of the Closing Date in accordance with the valuation procedures set forth in the Trust's Declaration and Agreement of Trust (see "Purchases" in the Acquiring Fund Prospectus). The valuation procedures used by the Acquiring Fund are the same as those used by the Acquired Fund.

      The obligations of the Acquiring Fund and the Acquired Fund to consummate the Reor ganization are subject to the satisfaction of certain conditions precedent, including (a) approval and authorization of the Reorganization by the vote of a majority of the shares of the Acquired Fund voted on the matter if a quorum is present, (b) receipt of a favorable ruling from the Internal Revenue Service to the effect that the issuance of various classes of shares by the Acquiring Fund will not result in dividends or distributions of the Acquiring Fund constituting "preferential dividends" under the Internal Revenue Code of 1986, as amended (the "Code"), (c) a favorable opinion of legal counsel as to the federal income tax consequences of the proposed transaction as described below under "Federal Income Tax Considerations", and (d) approval by the shareholders of the Acquiring Fund of an amendment to its Declaration and Agreement of Trust authorizing the creation of additional classes of shares.

      The foregoing summary of the Plan does not purport to be complete, and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Plan, a copy of which is attached as Exhibit A.

Reasons for the Reorganization. The Board of Directors of the Acquired Fund and the Board of Trustees of the Trust, including in each case a majority who are not "interested persons" (as defined in the 1940 Act) of either Fund or of Lord Abbett, approved the Plan and the Reorganization on March 14, 1996, and in this connection determined that participation in the proposed Reorganization is in the best interests of the shareholders of each of the Funds and that the interests of existing shareholders of the Funds will not be diluted as a result of the Reorganization. In doing so, the boards of the two Funds considered several factors, including that (a) the shareholders of the Acquired Fund are expected to benefit from economies of scale as shareholders of the larger Acquiring Fund, while continuing to invest in a portfolio of securities managed by Lord Abbett under a substantially similar investment objective, and (b) implementation of a multi-class fund structure for the Acquiring Fund is expected to (i) enable investors in the Acquiring Fund to choose the distribution option that best suits their individual situations, (ii) facilitate distribution of the Acquiring Fund's shares, and (iii) maintain the competitive position of the Acquiring Fund in relation to other funds that have implemented or are seeking to implement similar distribution arrangements.

      The trustees of the Trust and the directors of the Acquired Fund are the same individuals.

Shares of the Acquiring Fund. On or before the Closing Date, the Acquiring Fund will have two classes of shares, Class C shares (the existing class of the Acquiring Fund) and Class A shares (to be received by the shareholders of the Acquired Fund in the Reorganization). Each share of the Acquiring Fund, regardless of class, will share pro-rata (based on net asset value) in the portfolio and income of the Acquiring Fund and in the Acquiring Fund's expenses, except for differences in expenses resulting from different Rule 12b-1 Plans for the various classes and certain other class specific expenses. See "Rule 12b-1 Plans" below.

      After the Reorganization, Class A shares will be offered to the public at net asset value subject to an initial sales charge identical to the sales charge currently imposed on sales of the Acquired Fund shares, as follows:

--------------------------------------------------------------------------------------
                            Sales Charge as a
                              Percentage of:          Dealer's Con-
                        ---------------------------    cession as a     To Compute
                                                      Percentage of     Offering
                                         Net Amount      Offering     Price, Divide
Size of Investment      Offering Price    Invested        Price*         NAV by
--------------------------------------------------------------------------------------
Less than $50,000                 5.75%        6.10%        5.00%           .9425
--------------------------------------------------------------------------------------
$50,000 to $99,999                4.75%        4.99%        4.00%           .9525
--------------------------------------------------------------------------------------
$100,000 to $249,999              3.75%        3.90%        3.25%           .9625
--------------------------------------------------------------------------------------
$250,000 to $499,999              2.75%        2.83%        2.50%           .9725
--------------------------------------------------------------------------------------
$500,000 to $999,999              2.00%        2.04%        1.75%           .9800
--------------------------------------------------------------------------------------
$1,000,000 or more             No Sales Charge**            1.00%          1.0000
--------------------------------------------------------------------------------------

   *Lord Abbett may, for specified periods, allow dealers to retain the full sales charge for sales of shares during such periods, or pay an additional concession to a dealer who, during a specified period, sells a minimum dollar amount of our shares and/or shares of other Lord Abbett-sponsored funds. In some instances, such additional concessions will be offered only to certain dealers expected to sell significant amounts of shares. Lord Abbett may, from time to time, implement promotions under which Lord Abbett will pay a fee to dealers with respect to certain purchases not involving the imposition of a sales charge. Additional payments may be paid from Lord Abbett's own resources and will be made in the form of cash or, if permitted, non-cash payments. The non-cash payments will include business seminars at resorts or other locations, including meals and entertainment, or the receipt of merchandise. The cash payments will include payment of various business expenses of the dealer.

  **As disclosed in the Acquiring Fund Prospectus, other sales in certain categories are made at net asset value without a sales charge.

      Subject to some exceptions, Class A shares sold without any sales charge will be subject to a contingent deferred reimbursement charge (a "CDRC") of up to 1% of the lower of their cost or their net asset value if they are redeemed from the Lord Abbett-sponsored family of funds within 24 months after the month of purchase. See "12b-1 Plans" below. Holding periods for shares purchased prior to the Reorganization will carry over for the purpose of determining the applicability of the CDRC to Class A shares.

      After the Reorganization, Class C shares will be offered at net asset value without an initial sales charge, but if redeemed for cash before the first anniversary of their purchase, will be subject to a CDRC equal to 1% of the lower of their cost or then net asset value. Holding periods for shares purchased prior to the Reorganization will carry over for the purpose of determining the applicability of the CDRC to Class C shares.

      After the Closing Date, the Acquiring Fund may create and issue one or more classes of shares in addition to the Class A and C shares.

      Shares of all classes of the Acquiring Fund will vote together on all matters affecting the Acquiring Fund, except for matters, such as approval of a Rule 12b-1 plan, affecting only a particular class or classes. Shares of the Acquiring Fund will vote together with shares of other series of the Trust on all matters affecting the Trust, except for matters, such as approval of an investment management agreement, affecting only one or more particular series. All shares voting on a matter will have identical voting rights. All issued shares of the Acquiring Fund will be fully paid and non-assessable, and shareholders will have no preemptive or other right to subscribe to any additional shares. Shares of all classes of the Acquiring Fund will have the same rights and be subject to the same limitations with respect to dividends, redemptions and liquidation except for differences resulting from class-specific Rule 12b-1 plans and related service plans and certain other class-specific expenses.

Rule 12b-1 Plans. Class A Rule 12b-1 Plan. As part of the Reorganization, the Acquiring Fund is adopting a Rule 12b-1 plan applicable to the Class A shares (the "Class A 12b-1 Plan") that will be similar to the plan currently in effect for the Acquired Fund. Under the Acquired Fund's current plan (except as to certain accounts for which tracking data is not available), the Fund pays dealers through Lord Abbett (1) an annual service fee (payable quarterly) of 0.25% of the average daily net asset value of shares sold, or attributable to shares sold, by dealers and (2) a one-time 1% distribution fee, at the time of sale, on all shares sold at the $1 million level by dealers, including sales qualifying at such level under the rights of accumulation and statement of intention privileges described in the Acquired Fund's prospectus in effect at such time. These service and distribution fees provide additional incentives paid to dealers (a) to provide continuing information and investment services to their shareholder accounts and otherwise to encourage their accounts to remain invested in the Acquired Fund and (b) to sell shares of the Acquired Fund.

      Under the current plan of the Acquired Fund, holders of shares on which the 1% distribution fee has been paid are required to pay to the Acquired Fund a CDRC, or contingent deferred reimbursement charge, of 1% of the original cost or the then net asset value, whichever is less, of such shares if they are redeemed out of the Lord Abbett-sponsored family of funds on or before the end of the twenty-fourth month after the month in which the purchase occurred. (An exception is made for certain redemptions by tax-qualified plans under Section 401 of the Internal Revenue Code due to plan loans, hardship withdrawals, death, retirement or separation from service with respect to plan participants.) If the shares are exchanged into another Lord Abbett fund and are thereafter redeemed out of the Lord Abbett family on or before the end of such twenty-fourth month, the charge is collected for the Acquired Fund by the other fund. The Acquired Fund collects such a charge for other Lord Abbett-sponsored funds in a similar situation.

      Set forth below is a description of the principal changes to be effected under the proposed Class A 12b-1 Plan:

      (a) Distribution Fees.  The Board of Trustees of the Trust will be
          -----------------
authorized under the Class A 12b-1 Plan, without further shareholder vote, to increase the amount of distribution fees up to 0.25% of the average annual net assets attributable to the Class A shares. This increased spending limit is intended primarily to permit the trustees to increase the amount to be spent for distribution to meet changing sales competition. The trustees believe it is desirable to be able to make these changes without further shareholder approval because additional shareholder meetings would be costly to the Acquiring

Fund and its shareholders and the time required for such meetings could delay the implementation of advantageous changes. The Board of Trustees will approve additional charges under this increased authority only if a majority of the directors who are not "interested persons" of the Acquiring Fund within the meaning of the 1940 Act and who will have no direct or indirect financial interest in the operations of the Class A 12b-1 Plan or in any agreements related thereto conclude in their business judgment that there is a reasonable likelihood that the increase will benefit the Acquiring Fund and its shareholders.

      The one-time 1% distribution fee, payable at the time of certain sales as described above, is to be charged against the 0.25% permitted annual distribution fee. During the Acquired Fund's last fiscal year, payments of the one-time 1% distribution fee under that Fund's Rule 12b-1 plan totaled 0.__% of the Acquired Fund's average net assets. Subject to approval of the Reorganization by the shareholders of the Acquired Fund, the Board of Trustees of the Acquiring Fund has authorized the Acquiring Fund to pay this one-time distribution fee with respect to sales of Class A shares, subject to three changes: First, the payments will be made in connection with sales to retirement
         -----
plans with 100 or more eligible employees, in addition to sales at the $1 million level as under the Acquired Fund's 12b-1 plan; Second, the payments will
                                                       ------
be reduced as follows: 1.0% of the first $5 million, 0.55% of the next $5 million, 0.50% of the next $40 million and 0.25% over $50 million of shares sold to a retirement plan or other qualifying purchaser within a 12-month period (beginning when the first purchase is made at net asset value); and Third, the
                                                                    -----
payments will be made to institutions and persons permitted by applicable law and/or rules to receive such payments ("Authorized Institutions"), rather than just to dealers as is the case under the Acquired Fund's Rule 12b-1 plan.

      Subject to such approval of the Reorganization, the Acquiring Fund's Board of Trustees has authorized the Acquiring Fund to pay, as an additional distribution fee, a modest supplemental payment to dealers who have accounts comprising a significant percentage of the Acquiring Fund's Class A share assets, having a lower than average redemption rate and who have a satisfactory program for the promotion of Class A shares. Any such payments will be 0.10% per annum of the average assets of the Acquiring Fund represented by the Class A share accounts of qualifying dealers. This supplemental payment is intended by the Board of Trustees to enhance the Acquiring Fund's relationships with those dealers most likely to have a significant impact on the growth of the Class A shares.

      (b) Service Fees.  Service fee payments, which are to be continued under
          ------------
the proposed Class A 12b-1 Plan at an annual rate of 0.25% of the average daily net asset value of the Class A shares could be made to all Authorized Institutions (institutions and persons permitted by applicable law and/or rules to receive such payments), rather than just to dealers as is the case under the Acquired Fund's plan.

      (c) Use of Payments by Lord Abbett.  Lord Abbett will be permitted to use
          ------------------------------
payments received under the Class A 12b-1 Plan to provide continuing services to shareholder accounts not serviced by Authorized Institutions and, with board approval, to finance any activity which is primarily intended to result in the sale of Class A shares. Any such payments to finance activities primarily intended to result in the sale of Class A shares would be subject to the overall ceiling of 0.25% for annual distribution fees.

      (d) CDRC.  The Board of Trustees of the Trust has approved a CDRC
          ----
applicable to the Class A 12b-1 shares substantially similar to the CDRC payable under the Rule 12b-1 Plan of the Acquired Fund, except that no CDRC would be payable in connection with redemptions by retirement plans (not just those qualified under Section 401 of the Internal Revenue Code) attributable to any benefit payment or distribution of any excess contribution thereunder (not just those described above in connection with such exception under the Acquired Fund's plan). Because CDRC payments will be made directly to the Acquiring Fund, they will have the effect of reducing the amount of the distribution fees paid by the Acquiring Fund for the purpose of complying with the overall ceiling of 0.25% for annual distribution fees. As in the case of the specific distribution fees authorized by the Board of Trustees of the Trust, the CDRC authorized from time to time by the board for the Class A shares will be described in the then current prospectus of the Acquiring Fund.

      If the supplemental payment to dealers, the revised one-time distribution fee and the other changes described above had been in effect for the Acquired Fund's last fiscal year, it is estimated that, in the aggregate, they would have increased the expense ratio of the Acquired Fund from 0.__% to approximately 0.__%, a difference of 0.__%.

      (e) Lord Abbett Distributor.  The other party to the Class A 12b-1 Plan is
          -----------------------
to be Lord Abbett Distributor LLC, a New York limited liability company, to be formed as a subsidiary of Lord Abbett ("Lord Abbett Distributor"), rather than Lord Abbett. Lord Abbett Distributor is to take on all the underwriting functions currently performed directly by Lord Abbett.

      The Class A 12b-1 Plan was approved on March 14, 1996 by the trustees of the Trust, including a majority of the trustees who are not "interested persons" of the Trust within the meaning of the 1940 Act and who will have no direct or indirect financial interest in the operations of the Class A 12b-1 Plan or in any agreements related thereto. In considering whether to approve the Class A 12b-1 Plan, the directors considered, among other things, the factors set forth below:

      (i)  Flexibility in Adapting Distribution Fees to Meet Industry-Wide
           ---------------------------------------------------------------
   Changes.  During the last several years, there has been significantly
   -------
   increased competition and pricing experimentation in the mutual fund industry. As the pace of change increases, the Board of Trustees believes it will be useful to be able to respond more quickly to marketplace pressures, and to change in appropriate cases the amount of the Class A 12b-1 distribution fees to be paid, without unnecessarily burdening the shareholders with the costs of additional proxy solicitations. The trustees believe that the increased distribution fees described above are good examples of the desirability of this flexibility. Based on advice received from Lord Abbett, the decision by the board to approve the payment of distribution fees in connection with sales to retirement plans with 100 or more eligible employees will enable the Class A shares to compete more effectively in this growing and important market. The 0.10% per annum supplemental payments to dealers who meet certain criteria will permit the Acquiring Fund to enhance relationships with those dealers most likely to have a significant impact on the growth of the Class A shares.

      (ii)  Expanding Categories of Persons Eligible to Receive Payments.  The
            ------------------------------------------------------------
   current Rule 12b-1 Plan of the Acquired Fund limits payments thereunder to dealers selling fund shares. Since that plan was adopted, different methods of distribution, using different entities, have developed in the industry. The Board of Trustees sees no reason to limit arbitrarily the categories of persons eligible to receive payments under the proposed plan, and believes that the availability of payments under the plan will induce such other entities to invest in Class A shares.

      (iii)  Flexibility in Distributor's Use of Payments.  Lord Abbett has
             --------------------------------------------
   advised the Board of Trustees that allowing Lord Abbett Distributor to retain fees received from the Fund to (i) provide continuing information and investment services to shareholder accounts and (ii) finance, with board approval, any activity which is primarily intended to result in the sale of Class A shares will provide useful flexibility and will be in line with common practice in the industry.

      Prior to the Reorganization, the Acquired Fund will purchase one Class A share, and as sole shareholder of the Acquiring Fund, will approve the Class A 12b-1 Plan prior to the class being issued to the Acquired Fund in the Reorganization. A vote in favor of the Reorganization will be deemed also to be a vote to authorize the Acquired Fund to take such action.

      Class C Rule 12b-1 Plan. The Acquiring Fund is adopting a Rule 12b-1 Plan for the Class C shares (the "Class C 12b-1 Plan") substantially the same as the plan currently in effect. The current plan provides for payments to dealers through Lord Abbett of distribution and service fees (a) at the time shares are sold, not to exceed 0.75% and 0.25%, respectively, of the net asset value of the shares sold and (b) at the end of the quarter following the first anniversary of the sale of shares, and quarterly thereafter, at an annual rate not to exceed 0.75% and 0.25%, respectively, of the net asset value of such shares, including any shares issued for reinvested dividends and distributions after such first anniversary, so long as such shares remain outstanding. Lord Abbett may retain from the quarterly distribution fee, for the payment of distribution expenses incurred directly by it, an amount not to exceed 0.10% of the average annual net asset value of such shares outstanding. See the Acquiring Fund Prospectus under "Purchases" for additional information concerning the Rule 12b-1 Plan of the Acquired Fund.

      There are two substantive changes in the Class C 12b-1 Plan:  First,
                                                                    -----
payment under the plan may be made to all Authorized Institutions (institutions and persons permitted by applicable law and/or rules to receive such payments), rather than just to dealers, as is the case under the Acquiring Fund's Rule 12b-1 plan; and Second, the other party to the Class C 12b-1 Plan is to be Lord
            ------
Abbett Distributor (a New York limited liability company to be formed as a subsidiary of Lord Abbett), rather than Lord Abbett itself. Lord Abbett Distributor will take on all the underwriting functions currently performed directly by Lord Abbett.

      The Class C 12b-1 Plan was approved on March 14, 1996 by the trustee of the Acquiring Fund, including a majority of the trustees who are not "interested persons" of the Acquiring Fund within the meaning of the 1940 Act and who will have no direct or indirect financial interest in the operations of such plan or in any agreements related thereto.

Federal Income Tax Considerations. The consummation of each Reorganization is conditioned upon the receipt of an opinion of Debevoise & Plimpton, legal counsel to the Funds, regarding the Federal income tax consequences of that Reorganization substantially to the effect that, for Federal income tax purposes:

      (a) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for Class A shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund or upon the distribution of the Class A shares to the Acquired Fund's shareholders;

      (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for Class A shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund;

      (c) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for Class A shares;

      (d) the aggregate tax basis of the Class A shares received by any Acquired Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period for the Class A shares to be received by any Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and

      (e) the tax basis of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

      The Funds have not sought a tax ruling from the Internal Revenue Service with respect to the tax consequences of the Reorganization, but will act in reliance upon the opinion of counsel. Such opinion is not binding on the Internal Revenue Service. Since the foregoing discussion relates only to the general Federal income tax consequences of the Reorganization, shareholders should also consult their tax advisors as to any state or local tax consequences of the Reorganization to them and any special circumstances that may apply in their individual circumstances.

Expenses of the Reorganization. Expenses of the Reorganization, including legal and accounting expense, the costs of proxy solicitation and the preparation of this Prospectus and Proxy Statement, will be borne by __________. If the Reorganization is consummated, the expenses of the Acquired Fund, to the extent not paid prior to the Closing Date, will be assumed by the Acquiring Fund and taken into account in determining the net assets of the Acquired Fund for the purpose of calculating the number of Class C shares to be issued to the Acquired Fund.

Capitalization. The following table sets forth the capitalization of the Acquiring Fund and the Acquired Fund as of December 31, 1995, and the pro-forma capitalization of the Acquiring Fund as if the Reorganization had occurred on that date:

 -----------------------------------------------------------------------------------------
                                                                 Class A        Class C
                             Acquiring Fund   Acquired Fund     Acquiring      Acquiring
                               (unaudited)     (unaudited)        Fund           Fund
                             ---------------  --------------  (pro-forma -   (pro-forma -
                                                               unaudited)     unaudited)
                                                              -------------  -------------
-----------------------------------------------------------------------------------------
                                         (In thousands, except per share values)
-----------------------------------------------------------------------------------------
Net Assets                          $39,198         $42,740        $39,198        $42,740
-----------------------------------------------------------------------------------------
Net Asset Value per Share           $  6.41         $ 14.11        $  6.41        $  6.41
-----------------------------------------------------------------------------------------
Shares Outstanding:                   6,116           3,028          6,116          6,665
-----------------------------------------------------------------------------------------

      The foregoing table reflects a pro-forma exchange ratio of approximately
2.2 Class A shares for each Acquired Fund share. If the Reorganization is consummated, the actual exchange ratio may vary from this ratio due to changes in the market value of the portfolio securities of both the Acquiring Fund and the Acquired Fund between December 31, 1995 and the Closing Date, and changes in the amounts of undistributed net investment income and accrued liabilities of the Acquiring Fund and the Acquired Fund during that period.


                       COMPARATIVE INFORMATION ABOUT THE
                     ACQUIRING FUND AND THE ACQUIRED FUND

Fees and Expenses.   Both the Acquiring Fund and the Acquired Fund employ Lord
Abbett as their investment manager. Under the management agreement between the Trust and Lord Abbett, the Trust, on behalf of the Acquiring Fund, is obligated to pay a monthly fee, based on average daily net assets for each month, at the annual rate of 0.75 of 1%. For the fiscal year ended October 31, 1995, the Acquiring Fund paid Lord Abbett no effective management fee. This fee rate reflects a waiver of management fee. The management agreement provides for the Acquiring Fund to repay Lord Abbett without interest for any expenses of the Acquiring Fund paid or reimbursed by Lord Abbett, as follows: if the Acquiring Fund's annual expense ratio (determined before taking into account any fee waiver or expense payment or reimbursement by Lord Abbett) is less than 1.95% after the first day of the calendar quarter after the net assets of the Acquiring Fund first reach $50 million (the "commencement date"), the Acquiring Fund will repay Lord Abbett an amount sufficient to increase the expense ratio to 1.95%. The Acquiring Fund is not obligated to repay any such expenses after the earlier of the termination of the management agreement or the end of five full fiscal years after the commencement date. The contingent obligation to repay such expenses, which totaled $________ as of December 31, 1995, will continue after the consummation of the Reorganization. This management agreement will continue in effect following the Reorganization.

      Under the management agreement between the Acquired Fund and Lord Abbett, the Acquired Fund is obligated to pay a monthly fee at the annual rate of 0.75 of 1% of the Acquired Fund's first $200 million of average daily net assets,
0.65 of 1% of the next $300 million of such assets and 0.5% of such assets in excess of $500 million. For the fiscal year ended October 31, 1995, the Acquired Fund paid Lord Abbett a management fee at an annual rate of 0.75 of 1% of average daily net assets.

      Once the Reorganization is completed, the ratio of expenses to average net assets for former shareholders of the Acquired Fund is expected to decline as a result of the combination of the two funds. As shown above under "Fee Table," the pro-forma expense ratio for the Class A shares for the year ended October 31, 1995, calculated as if the Reorganization had occurred at the beginning of such year, was 1.35%, compared to an expense ratio of 1.38% for the Acquired Fund for such year.

Investment Objectives, Policies and Restrictions. The Acquired Fund and Acquiring Fund have substantially similar investment objectives. The Acquiring Fund seeks long term growth of capital and income without excessive fluctuations in market value. It normally invests in common stocks of large seasoned companies in sound financial condition which are expected to show above average price appreciation. The Acquired Fund seeks growth of capital and growth of income consistent with reasonable risk. Production of current income is a secondary consideration for the Acquired Fund.

      The Acquired Fund and the Acquiring Fund have substantially the same investment policies and restrictions. However, the Acquiring Fund is seeking approval of its shareholders to simplify and make less restrictive its investment policies and restrictions in order to provide greater flexibility in managing its investment portfolio. A number of the investment policies and restrictions that are classified as fundamental for the Acquired Fund are to be re-classified as non-fundamental for the Acquiring Fund. In other instances, certain fundamental restrictions of the Acquired Fund are to be modified or eliminated in the case of the Acquiring Fund. Fundamental investment restrictions may not be changed without approval of the shareholders of a fund and the costs of shareholder meetings for these purposes generally are borne by the fund and its shareholders. The board may amend a non-fundamental restriction as it deems appropriate and in the best interest of the fund and its shareholders, without incurring the costs of seeking a shareholder vote. The fundamental restrictions of the Acquiring Fund would permit the following actions, among others, that are not permitted by the fundamental restrictions of the Acquired Fund: (i) short sales of securities and purchases of securities on margin to the extent permitted by applicable law; (ii) borrowings from banks in amounts up to one-third of total assets and such short-term credits as may be necessary for the clearance of purchases and sales of portfolio securities;
(iii) purchases and sales of commodities and commodity contracts in accordance with applicable law so long as registration would not be required as a commodity pool operator under the Commodity Exchange Act; (iv) pledges to secure borrowings or in connection with hedging transactions and other investment strategies; (v) investments in the securities of other investment companies; and purchase of put and call options. Currently, the Acquiring Fund does not intend to take all such action, but the Board of Trustees of the Trust believes it would be desirable for the Acquiring Fund to have the ability to do so in the future without further shareholder approval if such action was deemed desirable as an appropriate means of seeking the Acquiring Fund's investment objective.

      A summary comparison of the current investment policies and restrictions of the Acquired Fund and the Acquiring Fund and of the investment policies of the Acquiring Fund as proposed to be amended is set forth in Exhibit B to this Proxy Statement and Prospectus.

      For a full discussion and statement of the Acquiring Fund's investment objectives, policies and restrictions, see "Investment Objective" and "How We Invest" in the Acquiring Fund Prospectus and "Investment Objective and Policies" in the Acquiring Fund Statement of Additional Information. For a full discussion and statement of the Acquired Fund investment objectives, policies and restrictions, see

"Investment Objective" and "How We Invest" in the Acquired Fund Prospectus and "Investment Objective and Policies" in the Acquired Fund Statement of Additional Information. The summary comparison set forth in Exhibit B does not purport to be complete, and is subject in all respects to, and is qualified in its entirety by reference to such statements of such policies and restrictions.

Shareholders' Rights.   After the Reorganization, the rights of the former
shareholders of the Acquired Fund will be governed by the Trust's Declaration of Trust, By-Laws and applicable Delaware law rather than by the Articles of Incorporation and By-Laws of the Acquired Fund and applicable Maryland law. The corporate law of Maryland, to which the Acquired Fund is subject, requires shareholder approval of a greater number of corporate actions than is the case under the law of Delaware applicable to business trusts and the Declaration of Trust of the Investment Trust. Thus, the Board of Trustees of the Trust may have somewhat greater authority, acting alone, to take corporate actions than has been the case with the Board of Directors of the Acquired Fund. However, the Acquiring Fund believes that the responsibilities and fiduciary duties of the trustees of the Acquiring Fund are substantially the same as those of the directors of the Acquired Fund and the operations of the Acquiring Fund will continue to be subject to the provisions of the 1940 Act and the rules and regulations of the Commission thereunder.

      The Board of Directors of the Acquired Fund is comprised of the same individuals as the current Board of Trustees of the Trust. The Acquired Fund's By-Laws provide for indemnification of the directors for actual liabilities arising out of the directors' service in their capacity as directors of the Acquired Fund, subject only to the conditions and limitations of applicable law. The Trust's Declaration of Trust provides for indemnification of the trustees against certain liabilities and expenses, except with respect to (i) any matter as to which any trustee has been adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interest of such Trust, (ii) any liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties or (iii) any matter disposed of by settlement, compromise or consent decree, unless it is in the best interests of such trust or if said trustee acted in good faith in the reasonable belief that such act was in the best interests of the trust. Acquired Fund shareholders may remove, with or without cause, any director by the affirmative vote of a majority of the votes cast. The Trust shareholders may remove a trustee by the vote of shareholders of record of not less than two-thirds.

      The Acquired Fund does not regularly hold shareholder meetings, and the Acquiring Fund does not expect to hold such meetings. The By-laws of each of the Funds provide that a meeting of shareholders will be held upon the written request of holders of at least 25% of votes entitled to be cast.

      The foregoing is only a summary of certain rights of the shareholders of the Acquired Fund and of the rights these shareholders will have following the Reorganization as holders of Class A shares of the Acquiring Fund. It is not a complete description of the Declaration of

Trust of the Acquiring Fund or the Articles of Incorporation of the Acquired Fund, the By-Laws of any of the Funds or the applicable Delaware or Maryland law. Shareholders desiring additional information about those documents and provisions of law should refer to such Declarations of Trust, Articles of Incorporation, By-Laws and provisions.

      The Board of Directors of the Acquired Fund recommends that shareholders vote FOR the approval of the proposed Agreement and Plan of Reorganization and the Reorganization.


ITEM 2. -  FOR ACQUIRED FUND SHAREHOLDERS ONLY

      The Board of Directors of the Acquired Fund believes that it is important to ensure continuity of operation of the Acquired Fund in the event that the Reorganization is not consummated. Accordingly, the Board has determined that:
(i) the persons who currently constitute the Board of Directors of the Acquired Fund should stand for re-election, for a term of office to extend until their successors are elected and qualified, and (ii) the selection of Deloitte & Touche LLP as the independent public accountants of the Acquired Fund should be submitted to shareholders for ratification, as required by the 1940 Act if the Acquired Fund continues to engage in business as an investment company.

                 A. Election of Directors of the Acquired Fund

      The nominees for election as directors of the Acquired Fund are Ronald P. Lynch, Robert S. Dow, E. Thayer Bigelow, Stewart S. Dixon, John C. Jansing, C. Alan MacDonald, Hansel B. Millican, Jr. and Thomas J. Neff, who have been nominated by the Board of Directors to succeed themselves. The individuals named as proxies intend to vote the proxies, unless otherwise directed, in favor of the election of such nominees, each of whom has agreed to continue to serve as a director of the Acquired Fund. Management of the Acquired Fund has no reason to believe that any nominee will be unable to serve as a director. If any nominee should be unable to serve as a director, it is the intention of the individuals named as proxies to vote for the election of such person or persons as the Board of Directors may, in its discretion, recommend.

      Information about each person nominated for election as a director is set forth in the following table. Except where indicated, each of the persons listed in the table has held the principal occupation listed opposite his name for the past five years.

Names and Ages of                                                           Director of the
Directors of the Fund         Principal Occupation and Directorships           Fund Since
-------------------------------------------------------------------------------------------
Ronald P. Lynch (1)(2)       Chairman of the Board of the Reorganized             1986
60                           Fund.
                             Partner of Lord Abbett.

Robert S. Dow (1)(2)         President of the Reorganized Fund.                   1995
50                           Partner of Lord Abbett.


Names and Ages of                                                           Director of the
Directors of the Fund         Principal Occupation and Directorships           Fund Since
-------------------------------------------------------------------------------------------
E. Thayer Bigelow            President and Chief Executive Officer of             1994
(2) 54                       Time Warner Cable Programming, Inc.,
                             formerly President and Chief Operating
                             Officer of Home Box Office, Inc.

Stewart S. Dixon (2)         Partner in the law firm of Wildman,                  1986
65                           Harrold, Allen & Dixon.

John C. Jansing (2)          Retired.  Former Chairman of Independent             1986
70                           Election Corporation of America, a proxy
                             tabulating firm.

C. Alan MacDonald (2)        General Partner, The Marketing Partner-              1988
62                           ship, Inc., a full service marketing con-
                             sulting firm.  Formerly Chairman and
                             Chief Executive Officer of Lincoln Snacks,
                             Inc., manufacturer of branded snack foods
                             (1992-1994).  Formerly President & CEO
                             of Nestle Foods Corp., and prior to that,
                             President & CEO of Stouffer Foods Corp.,
                             both subsidiaries of Nestle SA,
                             Switzerland.  Currently serves as Director
                             of Den West Restaurant Co., J. B.
                             Williams, and Fountainhead Water Com-
                             pany.

Hansel B. Millican, Jr. (2)  President and Chief Executive Officer of             1986
66                           Rochester Button Company.

Thomas J. Neff (2)           President, Spencer Stuart & Associates, an           1986
58                           executive search consulting firm.

-------------------------------------------------------------------------------------------


(1) "Interested person" of the Acquired Fund and Lord Abbett, within the meaning of the Investment Company Act of 1940, as amended, because of his association with Lord Abbett.
(2) Also a director or trustee of the other Lord Abbett-sponsored funds except for Lord Abbett Research Fund, Inc., of which only Messrs. Lynch, Dow, Millican and Neff are directors.

      Listed below is the number of shares of the Acquired Fund's outstanding capital stock owned beneficially by each director as of December 31, 1995, together with the number of "phantom" shares credited to the account of each director under a plan (the "Deferred Plan") permitting independent directors to defer their directors' fees and to have the deferred amounts deemed invested in shares of the capital stock of the Acquired Fund for later payment. Also shown is the number of shares owned beneficially by the directors and officers as a group, together with such "phantom" shares credited to the accounts of directors and officers as a group. In each case, the amounts shown are less than 1% of the Acquired Fund's outstanding capital stock.

                               Number of Shares Beneficially
        Name                   Owned and Phantom Shares/(1)/
-------------------------------------------------------------
Ronald P. Lynch                           137,719

Robert S. Dow                               7,142

E. Thayer Bigelow                              10

Stewart S. Dixon                            1,263

John C. Jansing                             2,937

C. Alan MacDonald                             478

Hansel B. Millican, Jr.                     1,050

Thomas J. Neff                              1,275

Thomas S. Henderson                         8,483

Directors and Officers as a               178,487
   group

___________________
(1) Of the shares listed in the foregoing table, the following constitute "phantom" shares credited to directors under the Deferred Plan: Mr. Bigelow, 10 shares; Mr. Dixon, 1,083 shares; Mr. Jansing, 1,087 shares; Mr. MacDonald, 478 shares; Mr. Millican, 1,050 shares; Mr. Neff, 1,099 shares; Mr. Henderson, 0; and directors and officers as a group: 9,423.

      The board of the Acquired Fund has only one standing committee, an Audit Committee, consisting of Messrs. Bigelow, MacDonald and Millican. The functions performed by the Audit Committee include recommendation of the selection of independent public accountants for the Acquired Fund to the board for approval, review of the scope and results of audit and non-audit services, the adequacy of internal controls and material changes in accounting principles and practices and other matters when requested from time to time by the directors who are not "interested persons" of the Acquired Fund within the meaning of the 1940 Act. The Audit Committee held four meetings during the fiscal year of the Acquired Fund ended June 30, 1995.

      The Board of Directors of the Acquired Fund met [eleven] times during the fiscal year ended June 30, 1995, and each director attended at least 75% of the total number of meetings of the Board and, if he was a member of the Audit Committee, of such committee.

      The second column of the following table sets forth the compensation accrued by the Acquired Fund for the directors not associated with Lord Abbett. The third and fourth columns set forth information with respect to the retirement plan for the directors not associated with Lord Abbett maintained by the Acquired Fund and the other Lord Abbett-sponsored funds. The fifth column sets forth the total compensation accrued by the Acquired Fund and such other funds for such directors. The second, third and fourth columns give information for the Acquired Fund's most recent fiscal year; the fifth column gives information for the calendar year ended December 31, 1995. No director associated with Lord Abbett and no officer of the Acquired Fund received any compensation from the Acquired Fund for acting as a director or officer.

                                                                                         For Year Ended
                                    For the Fiscal Year Ended June 30, 1995             December 31, 1995
-----------------------------------------------------------------------------------------------------------
(I)                               (II)               (III)                (IV)                  (V)
-----------------------------------------------------------------------------------------------------------
                                                   Pension or       Estimated Annual
                                               Retirement Bene-    Benefits Upon Re-
                                               fits Accrued by     tirement Proposed     Total Compensation
                                                 the Acquired      to be Paid by the      Accrued by the
                            Aggregate Com-     Fund and Fifteen      Acquired Fund       Acquired Fund and
                           pensation Ac-          Other Lord       and Fifteen Other    Fifteen Other Lord
                            crued by the       Abbett-sponsored    Lord Abbett-spon-     Abbett-sponsored
Name of Director           Acquired Fund/1/        Funds/2/          sored Funds/2/          Funds/3/
-----------------------------------------------------------------------------------------------------------
E. Thayer Bigelow/4/             $ 74               $ 7,656             $33,600               $41,700
-----------------------------------------------------------------------------------------------------------
Stewart S. Dixon                 $109               $22,595             $33,600               $42,000
-----------------------------------------------------------------------------------------------------------
John C. Jansing                  $111               $28,636             $33,600               $42,960
-----------------------------------------------------------------------------------------------------------
C. Alan MacDonald                $112               $27,508             $33,600               $42,750
-----------------------------------------------------------------------------------------------------------
Hansel B. Millican, Jr.          $111               $24,892             $33,600               $43,000
-----------------------------------------------------------------------------------------------------------
Thomas J. Neff                   $108               $16,214             $33,600               $42,000
-----------------------------------------------------------------------------------------------------------

(1) Fees for directors not associated with Lord Abbett, including attendance fees for board and committee meetings, are allocated among all Lord Abbett-sponsored funds based on net assets of each fund. Fees payable by the Acquired Fund to such directors are being deferred under a plan that deems the deferred amounts to be invested in shares of the Acquired Fund for later payment to the directors. The total amount accrued under the plan for each such director since the beginning of his tenure with the Acquired Fund, including dividends reinvested and changes in net asset value applicable to such deemed investments, were as follows as of June 30, 1995:
     Mr. Bigelow, $82; Mr. Dixon, $13,754; Mr. Jansing, $13,746; Mr. MacDonald, $6,071; Mr. Millican, $13,279; and Mr. Neff, $13,897.

(2) Each Lord Abbett-sponsored fund has a retirement plan providing that Directors not associated with Lord Abbett will receive annual retirement benefits for life equal to 80% of their final annual retainers following retirement at or after age 72 with at least 10 years of service. Each plan also provides for a reduced benefit upon early retirement under certain circumstances, a pre-retirement death benefit and actuarially reduced joint-and-survivor spousal benefits. The amounts stated in column (IV) would be payable annually under such retirement plans if the director were to retire at age 72 and the annual retainers payable by such funds were the same as they are today. The amounts set forth in column (III) were accrued by the Lord Abbett-sponsored funds during the fiscal year ended June 30, 1995 with respect to the retirement benefits set forth in column (IV).

(3) This column shows aggregate fees of directors who are not "interested persons" of the Acquired Fund within the meaning of the 1940 Act, including attendance fees for board and committee meetings, of a nature referred to in the first sentence of footnote (1), accrued by the Lord Abbett-sponsored funds during the year ended December 31, 1995.

(4)  Mr. Bigelow was elected a director of the Fund on October 12, 1994.

(5) Mr. Creamer retired as a director of the Fund effective September 21, 1994. The stated amount of his retirement income (column iv) is the annual amount payable to him by the Lord Abbett-sponsored funds before reduction for a joint-and-survivor spousal benefit.

     Listed below are the executive officers of the Acquired Fund, other than Messrs. Lynch and Dow who are listed above in the table of nominees. Each executive officer has been associated with Lord Abbett for over five years, except as indicated. Messrs. Allen, Carper, Cutler, Henderson, Morris, Nordberg and Walsh are partners of Lord Abbett; the others listed below are em ployees.

Stephen I. Allen, age 42, Vice President since 1994.

Daniel E. Carper, age 44, Vice President since 1986.

Kenneth B. Cutler, age 63, Vice President and Secretary since 1986.

John J. Gargana, Jr., age 64, Vice President since 1986.

Thomas S. Henderson, age 64, Vice President since 1986.

Paul A. Hilstad, age 53, Vice President since 1995 (with Lord Abbett since 1995
- formerly Senior Vice President and General Counsel of American Capital Management & Research, Inc.).

William T. Hudson, age 53, Vice President since 1992.

Thomas F. Konop, age 53, Vice President since 1987.

Robert G. Morris, age 51, Vice President since 1994.

E. Wayne Nordberg, age 59, Vice President since 1988.

Keith F. O'Connor, age 40, Treasurer since 1987.

Victor W. Pizzolato, age 63, Vice President since 1986.

John J. Walsh, age 59, Vice President since 1986.

     The Board of Directors of the Acquired Fund recommends that the shareholders vote FOR the election of each of the nominees as directors of the Acquired Fund.


                        B. Ratification or Rejection of
                         Independent Public Accountants

     The Board of Directors of the Acquired Fund has selected Deloitte & Touche LLP as the independent public accountants of the Acquired Fund for the fiscal year ending June 30, 1996. The 1940 Act requires that such selection be submitted for ratification or rejection at the next annual meeting of shareholders if such meeting be held. Deloitte & Touche LLP (or a predecessor firm) acted as the Acquired Fund's independent public accountants for the year ended August 31, 1995, and for a number of years prior thereto. Based on information in the possession of the Acquired Fund, and information furnished by Deloitte & Touche LLP, such firm has no direct financial interest and no material indirect financial interest in the Acquired Fund. A representative of Deloitte & Touche LLP is expected to attend the meeting and will be provided with an opportunity to make a statement and answer appropriate questions. The Board of Directors' recommendation of Deloitte & Touche LLP has been made so that such firm may continue to serve as the independent public accountants of the Acquired Fund in the event that the Reorganization does not occur for any reason.

     The Board of Directors of the Acquired Fund recommends that shareholders vote to ratify the selection of Deloitte & Touche LLP as the Acquired Fund's independent public accountants for the fiscal year ending June 30, 1996.


                             ADDITIONAL INFORMATION

     To the knowledge of the Acquiring Fund and the Acquired Fund, as of March 22, 1996, no person owned of record or beneficially 5% or more of the outstanding shares of the Trust, the Acquiring Fund or the Acquired Fund. As of December 31, 1995, the trustees and officers of the Trust, as a group, and the directors and officers of the Acquired Fund, as a group, owned less than 1% of the outstanding shares of each of the Acquiring Fund, the Acquired Fund and the Securities Trust.

     The Trust and the Acquired Fund are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed by such entities can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and at the Northeast Regional Office in New York, 7 World Trade Center, 13th Floor, New York, New York. Copies of such material can also be obtained by mail from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

                                                         Draft-February 25, 1996
                                                                       Exhibit A
                                                                       ---------

                     AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of
this      day of        , 1996, by and between the Lord Abbett Investment Trust
(the "Trust"), a Delaware business trust, on behalf of its series the Lord Abbett Growth & Income Trust (the "Acquiring Fund") and Lord Abbett Fundamental Value Fund, Inc. (the "Acquired Fund"), a Maryland corporation.

     WHEREAS, this Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code");

     WHEREAS, the reorganization (the "Reorganization") will consist of the transfer of all of the assets of the Acquired Fund in exchange for Class A shares of capital stock of the Acquiring Fund (the "Acquiring Fund Class A Shares" and each an "Acquiring Fund Class A Share") and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund and the distribution, after the Closing Date herein referred to, of Acquiring Fund Class A Shares to the shareholders of the Acquired Fund in termination of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement;

     WHEREAS, the Acquired Fund and the Trust are open-end, registered investment companies of the management type;

     WHEREAS, the Acquiring Fund is a series of the Trust;

     WHEREAS, the Acquired Fund owns securities that generally are of the character in which the Acquiring Fund is permitted to invest;

     WHEREAS, the Acquiring Fund is authorized to issue and currently has outstanding a single class of shares (the "Acquiring Fund Class C Shares"), and prior to the consummation of the Reorganization, will seek to amend its Declaration and Agreement of Trust to provide for the authorization and issuance of shares of additional classes of capital stock, including Acquiring Fund Class A Shares, which will share pro rata with each other class in the portfolio, income and expenses of the Acquiring Fund, except that each class will bear the expense of its own distribution and shareholder servicing arrangements and certain other expenses;

     WHEREAS, after the multiple class share structure is authorized by the Acquiring Fund but before the Acquiring Fund Class A Shares are issued to the

Acquired Fund pursuant to the Reorganization, the Acquired Fund is to purchase one Acquiring Fund Class A share and as sole shareholder approve a plan pursuant to Section 12(b) of the Investment Company Act of 1940 (the "1940 Act") and Rule 12b-1 thereunder (a "Rule 12b-1 Plan") applicable to the Acquiring Fund Class A Shares;

     WHEREAS, the Board of Directors, including a majority of the directors who are not "interested persons" (as defined under the 1940 Act ), of the Acquired Fund has determined that the Reorganization is in the best interests of the Acquired Fund's shareholders and that the interests of the existing shareholders of the Acquired Fund will not be diluted as a result of this transaction; and

     WHEREAS, the Board of Trustees, including a majority of the trustees who are not "interested persons" (as defined under the 1940 Act) of the Trust, has determined that the Reorganization is in the best interests of the Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquiring Fund will not be diluted as a result of this transaction;

     NOW THEREFORE, in consideration of the premises and of the agreements hereinafter set forth, the parties hereto agree as follows:

1.  REORGANIZATION.

     1.1. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Acquired Fund will transfer its assets as set forth in paragraph 1.2 to the Acquiring Fund, and the Acquiring Fund will in exchange therefor, (i) deliver to the Acquired Fund the
                                           -
number of Acquiring Fund Class A Shares, including fractional Acquiring Fund Class A Shares, determined by dividing the net value of the Acquired Fund's assets so transferred computed in the manner and as of the time and date set forth in para graph 2.1, by the net asset value of one Acquiring Fund Class C Share, computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume all of the liabilities of the Acquired Fund. Such
          --
transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

     1.2. (a) The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all of its property, including, without limitation, all cash, securities and dividends or interest receivables and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

     (b) The Acquiring Fund has a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The Acquired Fund has a statement of the Acquiring Fund's investment objectives, policies and restrictions. The Acquired Fund reserves the right to sell any of its securities but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest. The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Acquired Fund with a list of the securities, if any, on the Acquired Fund's list referred to in the first sentence of this paragraph which do not conform to the Acquiring Fund's investment objectives, policies and restrictions. In the event that the Acquired Fund holds any investments which the Acquiring Fund may not hold, the Acquired Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Acquired Fund, if requested by the Acquiring Fund, will dispose of and/or reinvest a sufficient amount of such in vestments as may be necessary to avoid violating such limitations as of the Closing Date.

     1.3. As provided in paragraph 3.4, as soon after the Closing Date as is conveniently practicable, the Acquired Fund will distribute pro rata to the Acquired Fund's shareholders of record determined as of the close of business on the Closing Date, the Acquiring Fund Class A Shares it receives pursuant to paragraph 1.1. Such distribution will be accomplished by establishing Acquiring Fund shareholder accounts in the names of each Acquired Fund shareholder, representing the respective pro rata number of full and fractional Acquiring Fund Class A Shares due each shareholder. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

     1.4. Any transfer taxes payable upon issuance of Acquiring Fund Class A Shares in a name other than the registered holder of the shares of the Acquired Fund on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Class A Shares are to be issued and transferred.

     1.5. The Acquired Fund shall, following the Closing Date and the making of all distributions pursuant to paragraph 1.3, be terminated by a majority of the Acquired Fund's directors' executing an instrument pursuant to the Articles of Incorporation of the Acquired Fund abolishing the Acquired Fund. Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the

Acquired Fund up to and including the Closing Date and following the termination of the Acquired Fund.

2.  VALUATION

     2.1. The net value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets, less the Acquired Fund's liabilities assumed by the Acquiring Fund, computed as of the close of regular trading on New York Stock Exchange, Inc. (the "NYSE") on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Trust's Declaration and Agreement of Trust.

     2.2. The net asset value of one Acquiring Fund Class C Share shall be the net asset value per share computed as of the close of regular trading on the NYSE on the Valuation Date, using the valuation procedures set forth in the Trust's Declaration and Agreement of Trust.

     2.3. All computations of value shall be made by the Acquiring Fund and the Acquired Fund in accordance with the regular practice of the Acquiring Fund.

3.  CLOSING AND CLOSING DATE

     3.1. The Closing Date shall be July 12, 1996, or such other date as the parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held as of 5:00 p.m. at the offices of [specify location in New Jersey], or at such other time and/or place as the parties may agree.

     3.2.  In the event that on the Valuation Date (a) the NYSE or another
                                                    -
primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be
    -
disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

     3.3. At the Closing, the Acquired Fund shall direct its custodian to deliver to the custodian of the Acquiring Fund, for the Acquiring Fund's account, all of its portfolio securities and other assets held by such custodian for the Acquired

Fund's account, duly endorsed in proper form for transfer as appropriate, in such condition as to constitute good delivery thereof in accordance with the custom of the Acquiring Fund's custodian, and shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof.

     3.4. The Acquired Fund shall direct its transfer agent to deliver to the transfer agent of the Acquiring Fund on the Closing Date a list of the names and addresses of the Acquired Fund's shareholders and the number of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall direct its transfer agent to issue and deliver a confirmation evidencing the Acquiring Fund Class A Shares to be credited to the Acquired Fund's account on the Closing Date to the transfer agent of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Class A Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts, assumption agreements or other documents as such other party or its counsel may reasonably request.

4.  REPRESENTATION AND WARRANTIES

     4.1.  The Acquired Fund represents and warrants to the Trust as follows:

     (a) The Acquired Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the 1940 Act is in full force and effect.

     (b) The Acquired Fund is duly organized, validly existing and in good standing under the laws of the State of Maryland and has the power to own all of its properties and assets and to carry out this Agreement.

     (c) The current prospectus and statement of additional information of the Acquired Fund conform (and any prospectus or statement of additional information of the Acquired Fund issued prior to the Closing Date will conform) in all material respects to the applicable requirements of the Securities Act of 1933 Act, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not (and will not) include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were (and will be) made, not materially misleading.

     (d) The Acquired Fund is not, and the execution, delivery and performance of this Agreement will not result in, a material violation of its Articles of Incorporation or By-laws or of any agreement, instrument, contract or other undertaking to which the Acquired Fund is a party or by which it is bound.

     (e) The Acquired Fund has no material contracts or other commitments which will be terminated with liability to the Acquired Fund on, prior to or after the Closing Date.

     (f) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation or administrative proceeding or investigation before any court or governmental body is presently pending or to its knowledge threatened against the Acquired Fund or any of the Acquired Fund's properties or assets, which if adversely determined would materially and adversely affect the financial condition of the Acquired Fund or the conduct of the Acquired Fund's business. The Acquired Fund knows of no facts which might form the basis of the institution of such a proceeding and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the business of the Acquired Fund or the ability of the Acquired Fund to consummate the transactions contemplated herein.

     (g)  True and correct copies of the Acquired Fund's (i) Statement of Net
                                                          -
  Assets as at June 30, 1995 and (ii) Statements of Operations and Changes in
                                  --
  Net Assets for the 12-month period then ended, including the accompanying notes, have been furnished to the Acquiring Fund. Such Statement of Net Assets and such Statements of Operations and Changes in Net Assets (and the accompanying notes) have been audited by Deloitte & Touche LLP, independent certified public accountants. Such statements have been prepared in accordance with generally accepted accounting principles consistently applied, and such statements fairly reflect the financial condition and the operations and changes in net assets of the Acquired Fund as of such date and for such period, respectively. There are no known contingent liabilities of the Acquired Fund as of such date required to be reflected or disclosed in such Statement of Net Assets or notes in accordance with generally accepted accounting principles that are not so reflected or disclosed.

     (h) Since June 30, 1995, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.

     (i) The Acquired Fund will file the final federal and other tax returns of the Acquired Fund for the period ending on the Closing Date in accordance with the Code. At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns shall have been paid, or provision shall have been made for the payment thereof, and to the best of the Acquired Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns.

     (j) For the most recent fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

     (k) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held of record by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquired Fund, nor is there outstanding any security convertible into any shares of the Acquired Fund.

     (l) At the Closing Date, the Acquired Fund will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 1.1 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund prior to the date hereof.

     (m) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of Acquired Fund's directors, and subject to the due approval of the Acquired Fund's shareholders, this Agreement, assuming due authorization, execution and delivery by the Acquiring Fund, constitutes a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles. The Acquired Fund's Board of Directors has called a meeting of the Acquired Fund's shareholders at which the shareholders of the Acquired Fund are to consider and act upon this Agreement.

     (n) The information furnished and to be furnished by the Acquired Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

     (o) The combined prospectus and proxy statement (the "N-14 prospectus and proxy statement") and the related statement of additional information included in the Registration Statement on Form N-14 of the Acquiring Fund (the "N-14 Registration Statement") did not on the effective date of the N-14 Registration Statement contain any untrue statement of a material fact relating to the Acquired Fund or the meeting of the Acquired Fund shareholders referred to therein or omit to state a material fact required to be stated therein or necessary to make the statements therein relating to the Acquired Fund or such special meeting, in light of the circumstances under which such statements were made, not materially misleading.

     (p) The Acquiring Fund Class A Shares to be issued to the Acquired Fund hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

     4.2. With respect to the Acquiring Fund, the Trust represents and warrants to the Acquired Fund as follows:

     (a) The Investment Trust is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

     (b) The Acquiring Fund is a series of the Trust. The Trust is a business trust duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power to own all of its properties and assets and to carry out this Agreement.

     (c) The current prospectus and statement of additional information of the Trust conform (and any prospectus or statement of additional information of the Trust issued prior to the Closing Date will conform) in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not (and will not) include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were (or will be) made, not materially misleading.

     (d) The Trust is not, and the execution, delivery and performance of this Agreement will not result in, a material violation of its Declaration and Agreement of Trust or By-laws or of any agreement, instrument, contract or other undertaking to which the Trust is a party or by which it is bound.

     (e) The Trust has no material contracts or other commitments which will be terminated with liability to the Trust on, prior to or after the Closing Date.

     (f) Except as otherwise disclosed in writing to and accepted by the Acquired Fund, no litigation or administrative proceeding or investigation before any court or governmental body is presently pending or to its knowledge threatened against the Trust or any of the Acquiring Fund's properties or assets, which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Trust knows of no facts which might form the basis of the institution of such a proceeding and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

     (g)  True and correct copies of the Acquiring Fund's (i) Statement of Net
                                                           -
  Assets as at October 31, 1995, and (ii) Statements of Operation and Changes in
                                      --
  Net Assets for the 12-month period then ended, including the accompanying notes, have been furnished to the Acquired Fund. Such Statement of Net Assets and such Statements of Operations and Changes in

  Net Assets (and the accompanying notes) have been audited by Deloitte & Touche LLP, independent certified public accountants. Such statements have been prepared in accordance with generally accepted accounting principles consistently applied, and such statements fairly reflect the financial condition and the operations and changes in net assets of the Acquiring Fund as of such date and for such period, respectively. There are no known contingent liabilities of the Acquiring Fund as of such date required to be reflected or disclosed in such Statements of Net Assets or notes in accordance with generally accepted accounting principles that are not so reflected or disclosed.

     (h) Since October 31, 1995, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquired Fund.

     (i) At the Closing Date, all federal and other tax returns and reports of the Trust required by law to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns and reports shall have been paid, or provision shall have been made for the payment thereof, and to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns.

     (j) For the most recent fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and the Acquiring Fund intends to do so in the future.

     (k) All issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable, with no personal liability attaching to the ownership thereof. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquiring Fund, nor is there outstanding any security convertible into shares of the Acquiring Fund.

     (l) At the Closing Date, the Acquiring Fund will have good and marketable title to the Acquiring Fund's assets.

     (m) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Trust's Board of Trustees, and assuming due authorization, execution and delivery by the Acquired Fund, this Agreement constitutes a valid and binding obligation of the Trust on behalf of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles.

     (n) The N-14 Registration Statement (except insofar as it relates to the Acquired Fund or the special meeting of its shareholders referred to therein) did not on the effective date of the N-14 Registration Statement contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

     (o) The Acquiring Fund Class A Shares to be issued and delivered to the Acquired Fund pursuant to the terms of this Agreement have been duly authorized by the Board of Trustees of the Trust, and, when issued and delivered at the Closing in accordance with this Agreement, will be duly and validly issued Acquiring Fund Class A Shares and will be fully paid and non-assessable with no personal liability attaching to the ownership thereof.

     (p) The Board of Trustees of the Trust has duly adopted a resolution (a copy of which has been furnished to the Acquired Fund) authorizing the creation and issuance of Acquiring Fund Class A Shares.

5.  COVENANTS

     5.1. The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable.

     5.2. After the amendment to the Trust's Declaration and Agreement of Trust referred to in paragraph 4.2(p) has been duly approved by the shareholders of the Trust, the Trust will duly file the same with the Secretary of State of the State of Delaware.

     5.3. At or after the Closing, the Acquired Fund will deliver or otherwise make available to the Trust a statement of the Acquired Fund's assets and liabilities, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities to it and the holding periods of such securities, as of the Closing Date.

     5.4. The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund's shares.

     5.5. Subject to the provisions of this Agreement, the Acquired Fund and the Acquiring Fund each will take, or cause to be taken, all action, and do or cause to be done all things, reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

     5.6. Prior to the Closing Date, the Board of Directors of the Acquired Fund will declare such dividends and distributions, payable no later than [90] days after the Closing Date, to shareholders of record of the Acquired Fund as of the Closing Date, which, together with all such previous dividends and distributions, shall have the effect of distributing to the shareholders of the Acquired Fund all of the investment company taxable income and exempt-interest income of the Acquired Fund for all taxable years ending on or prior to the Closing Date. The dividends and distributions declared by the Acquired Fund shall also include all of the Acquired Fund's net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carry forward). Such dividends and distributions declared prior to the Closing Date shall be paid by the Acquiring Fund no later than [90] days after the Closing Date.

     5.7. As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code.

     5.8. The Acquired Fund will provide the Acquiring Fund with any additional information reasonably necessary for any revision of the N-14 Prospectus and Proxy Statement referred to in paragraph 4.1(o), all to be included in any amendment to the N-14 Registration Statement, in compliance with the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act in connection with the meeting of the Acquired Fund's shareholders to consider approval of this Agreement and the Reorganization.

6.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

     The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Trust in all material respects of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

     6.1. All representations and warranties of the Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

     6.2. The Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its Chairman, President or a Vice President and its Treasurer or an Assistant Treasurer, in form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Trust made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement.

7.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TRUST

     The obligations of the Trust, on behalf of the Acquiring Fund, to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund in all material respects of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

     7.1. All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

     7.2. The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its Chairman, President or a Vice President and its Treasurer or an Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement.

8.  FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TRUST AND THE ACQUIRED
    FUND

     If any of the conditions set forth below do not exist on the Closing Date with respect to the Acquiring Fund or the Acquired Fund, either party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

     8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Acquired Fund's Articles of Incorporation of Trust and By-laws. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the conditions set forth in this paragraph 8.1.

     8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

     8.3. All consents of other parties and all other consents, orders, rulings and permits of federal, state and local regulatory authorities (including those of the Commission, the Internal Revenue Service and state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, ruling or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund.

     8.4. The N-14 Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

     8.5. The parties shall have received a favorable opinion of Debevoise & Plimpton, addressed to the Trust and the Acquired Fund and satisfactory to the

Secretary of each such party, substantially to the effect that for federal income tax purposes:

     (a) the acquisition by the Acquiring Fund of all of the assets of the Acquired Fund solely in exchange for the issuance of Acquiring Fund Class A Shares to the Acquired Fund and the assumption of all of the Acquired Fund liabilities by the Acquiring Fund, followed by the distribution by the Acquired Fund, in complete liquidation, of the Acquiring Fund Class A Shares to the Acquired Fund shareholders in exchange for their Acquired Fund shares, will be treated as a "reorganization" within the meaning of Section 368(a) of the Code, and the Acquiring Fund and the Acquired Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

     (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of liabilities of the Acquired Fund;

     (c) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of liabilities of the Acquired Fund or upon the distribution of the Acquiring Fund Shares to the Acquired Fund's shareholders;

     (d) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares;

     (e) the aggregate tax basis for the Acquiring Fund Shares received by each of the Acquired Fund's shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and

     (f) the tax basis of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

     Notwithstanding anything herein to the contrary, neither the Trust nor the Acquired Fund may waive the conditions set forth in this paragraph 8.5.

     8.6. The Acquiring Fund shall have duly adopted a Rule 12b-1 Plan for the Acquiring Fund Class A Shares acceptable to the Acquired Fund.

9.  BROKERAGE FEES AND EXPENSES

     9.1. The Investment Trust represents and warrants to the Acquired Fund, and the Acquired Fund represents and warrants to the Acquiring Fund, that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

     9.2. Except as may be otherwise provided herein, the Acquiring Fund and the Acquired Fund each shall pay, or provide for the payment of, the expenses incurred by it in connection with entering into and carrying out the provisions of this Agreement.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

     10.1. The parties hereto agree that no party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

     10.2. None of the representations and warranties included or provided for herein shall survive the consummation of the transactions contemplated hereby.

11.  TERMINATION

     11.1.  This Agreement may be terminated at any time prior to the Closing
Date:  (1) by the mutual agreement of the Acquired Fund and the Trust; (2) by
        -                                                               -
the Acquired Fund in the event that the Trust shall, or by the Trust in the event that the Acquired Fund shall, materially breach any representation or warranty contained herein or any agreement contained herein and to be performed at or prior to the Closing Date; or (3) by either party if a condition herein
                                     -
expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

     11.2. In the event of any such termination, there shall be no liability for damages on the part of either the Acquired Fund, the Trust or the Acquiring Fund or their respective directors, trustees or officers to the other party, but the Acquiring Fund and the Acquired Fund shall each bear, or provide for the payment of, the expenses incurred by it incidental to the preparation and carrying out of this Agreement as provided in paragraph 9.2.

12.  AMENDMENTS; WAIVERS

     12.1. This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Acquired Fund and the Trust; provided, however, that following the approval of the Acquired Fund shareholders referred to in paragraph 8.1, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Class A Shares to be issued to the Acquired Fund's shareholders under this Agreement to the detriment of such shareholders without their further approval.

     12.2. At or at any time prior to the Closing either party hereto may by written instrument signed by it (i) waive any inaccuracies in the
                                 -
representations and warranties made to it contained herein and (ii) waive
                                                                --
compliance with any of the covenants or conditions made for its benefit contained herein.

13.  NOTICES

     Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by personal delivery addressed to the Acquired Fund, 767 Fifth Avenue, New York, New York, 10153, Attention: Office of the Secretary; or to the Acquiring Fund, 767 Fifth Avenue, New York, New York, 10153, Attention: Office of the Secretary.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF LIABILITY

     14.1. The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     14.2. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     14.3. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     14.4. (a) This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, corporation or other entity, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     (b) The Acquired Fund is hereby expressly put on notice of the limitation of liability as set forth in Article IV of the Declaration and Agreement of Trust of the Trust and agrees that the obligations assumed by the Trust pursuant to this Agreement shall be limited in any case to the Acquiring Fund and its assets and the Acquired Fund shall not seek satisfaction of any such obligation from the shareholders of the Trust, the trustees, officers, employees or agents of the Trust or any of them or from any other assets of the Trust.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its Chairman of the Board, President or Vice President and attested by its Secretary or Assistant Secretary.


Attest:                                LORD ABBETT FUNDAMENTAL VALUE FUND, INC.


                                       By:   _______________________________
Name:  __________________                    Name:
Title:    Secretary                          Title:



Attest:                                LORD ABBETT SECURITIES TRUST
                                       on behalf of the Lord Abbett Growth &
                                       Income Trust

                                       By:   _______________________________
Name:  _________________                      Name:
Title:    Secretary                           Title:

                                                                       Exhibit B
                                                                       ---------



    Comparison of Current and Proposed Investment Policies and Restrictions

     Comparison of certain investment policies and restrictions of Lord Abbett Fundamental Value Fund, Inc. (the "Acquired Fund") and Lord Abbett Growth & Income Trust, a series of Lord Abbett Securities Trust (the "Acquiring Fund") and proposed revised investment policies and restrictions of the Acquiring Fund.

---------------------------------------------------------------------------------------------------------------------------
         Policy/Restriction of the                  Policy/Restriction of the             Proposed Policy/Restriction of
               Acquired Fund                              Acquiring Fund                        the Acquiring Fund
-------------------------------------------  ----------------------------------------  ------------------------------------
---------------------------------------------------------------------------------------------------------------------------
SHORT SALES/MARGIN.
Non-Fundamental                              Fundamental                               Non-fundamental
Subject to certain exceptions, the           Subject to certain exceptions, the        The Fund may not make short
Fund may not sell short or buy on            Fund may not sell short or buy on         sales of securities or maintain a
margin                                       margin.                                   short position except to the
                                                                                       extent permitted by applicable
                                                                                       law.

                                                                                       Fundamental
                                                                                       The Fund may purchase
                                                                                       securities on margin to the extent
                                                                                       permitted by applicable law.
---------------------------------------------------------------------------------------------------------------------------
BORROWING.
Fundamental                                  Fundamental                               Fundamental
Subject to certain exceptions, the           Subject to certain exceptions, the        The Fund may not borrow
Fund may not borrow money.                   Fund may not borrow money                 money, except that (i) the Fund
                                                                                       may borrow from banks (as de-
                                                                                       fined in the 1940 Act) in
                                                                                       amounts up to 33 1/3% of its
                                                                                       total assets (including the amount
                                                                                       borrowed), (ii) the Fund may
                                                                                       borrow up to an additional 5% of
                                                                                       its total assets for temporary
                                                                                       purposes, and (iii) the Fund may
                                                                                       obtain such short-term credit as
                                                                                       may be necessary for the
                                                                                       clearance of purchases and sales
                                                                                       of portfolio securities.
---------------------------------------------------------------------------------------------------------------------------

UNDERWRITING.                                                                          Fundamental
Fundamental                                  Fundamental                               The Fund may not engage in the
The Fund may not engage in the               The Fund may not engage in the            underwriting of securities,
underwriting of securities, unless           underwriting of securities, except        except,  pursuant to a merger or
deemed to be an underwriter in               pursuant to a merger or acquisition,      acquisition or to the extent that,
selling a portfolio security requiring       or unless deemed to be an underwriter     in connection with the disposition
registration under the 1933 Act.             in selling a portfolio security           of its portfolio securities, it may
                                             requiring registration under the 1933     be deemed to be an underwriter
                                             Act.                                      under federal securities laws.

---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
         Policy/Restriction of the                  Policy/Restriction of the             Proposed Policy/Restriction of
               Acquired Fund                              Acquiring Fund                        the Acquiring Fund
-------------------------------------------  ----------------------------------------  ------------------------------------
---------------------------------------------------------------------------------------------------------------------------
LENDING.
Fundamental                                  Fundamental                               Fundamental
The Fund may not lend money or               The Fund may not lend money or            The Fund may not make loans to
securities to any person, except             securities to any person, except          other persons, except that the ac-
through lending its portfolio securities     through certain repurchase agreements     quisition of bonds, debentures or
to registered dealers where the loan is      and by lending its portfolio securities   other corporate debt securities
100% secured by cash or its                  to registered broker-dealers where the    and investment in government
equivalent as long as we comply with         loan is 100% secured by cash or its       obligations, commercial paper,
regulatory requirements.                     equivalent and except for time or         pass-through instruments,
                                             demand deposits with banks and            certificates of deposit, bankers
 .                                            purchases of commercial paper or          acceptances, repurchase agree-
                                             publicly-offered debt securities at       ments or any similar instruments
                                             original issue or otherwise.              shall not be subject to this
                                                                                       limitation, and except further that
                                                                                       the Fund may lend its portfolio
                                                                                       securities, provided that the
                                                                                       lending of portfolio securities
                                                                                       may be made only in accordance
                                                                                       with applicable law and the
                                                                                       guidelines set forth in the Fund's
                                                                                       Prospectus and Statement of
                                                                                       Additional Information, as they
                                                                                       may be amended from time to
                                                                                       time.
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
         Policy/Restriction of the                  Policy/Restriction of the             Proposed Policy/Restriction of
               Acquired Fund                              Acquiring Fund                        the Acquiring Fund
-------------------------------------------  ----------------------------------------  ------------------------------------
---------------------------------------------------------------------------------------------------------------------------
REAL ESTATE/COMMODITIES.
Fundamental                                  Fundamental                               Fundamental
The Fund may not buy or sell real            The Fund may not buy or sell real         The Fund may not buy or sell
estate (except securities of companies       estate (excluding securities of           real estate (except that the Fund
that deal in real estate or interests        companies which deal in real estate or    may invest in securities directly
therein), or oil, gas or other mineral       interests therein), oil, gas or other     or indirectly secured by real
leases, commodities or commodity             mineral leases or in commodities or       estate or interests therein or
contracts in the ordinary course of its      commodity contracts in the ordinary       issued by companies which invest
business, except such interests and          course of its business, except such       in real estate or interests
other property acquired as a result of       interests and other property acquired     therein), commodity or
owning other securities, though              as a result of owning other securities,   commodity contracts (except to
securities will not be purchased in          though securities will not be             the extent the Fund may do so in
order to acquire any of these                purchased in order to acquire any of      accordance with applicable law
interests.                                   these interests.                          and without registering as a
                                                                                       commodity pool operator under
                                                                                       the Commodity Exchange Act as,
                                                                                       for example, with futures
                                                                                       contracts).

                                                                                       Non-fundamental
                                                                                       The Fund may not invest in real
                                                                                       estate limited partnership
                                                                                       interests or interests in oil, gas
                                                                                       or other mineral leases, or
                                                                                       exploration or other development
                                                                                       programs, except that the Fund
                                                                                       may invest in securities issued by
                                                                                       companies that engage in oil, gas
                                                                                       or other mineral exploration or
                                                                                       development activities.
---------------------------------------------------------------------------------------------------------------------------
DIVERSIFICATION.
Fundamental                                  Fundamental                               Fundamental
The Fund may not buy securities if           The Fund may not, with respect to         With respect to 75% of its gross
the purchase would then cause it to          75% of its gross assets, buy securities   assets, the Fund may not buy
have more than 5% of its gross               if the purchase would then cause it to    securities of one issuer
assets, at market value at the time of       have more than 5% of its gross            representing more than (i) 5% of
investment, invested in the securities       assets, at market value at the time of                            -
of any one issuer, except securities         investment, invested in the securities    the Fund's gross assets, except
issued or guaranteed by the U.S.             of any one issuer, except securities      securities issued or guaranteed by
Government, its agencies or                  issued or guaranteed by the U.S.          the U.S. Government, its
instrumentalities, or to own more than       Government, its agencies or               agencies or instrumentalities, or
10% of the voting securities of any          instrumentalities, or to own more than    (ii) 10% of the voting securities
issuer.                                      10% of the voting securities of any        --
                                             issuer.                                   of such issuer.
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
         Policy/Restriction of the                  Policy/Restriction of the             Proposed Policy/Restriction of
               Acquired Fund                              Acquiring Fund                        the Acquiring Fund
-------------------------------------------  ----------------------------------------  ------------------------------------
---------------------------------------------------------------------------------------------------------------------------
INVESTMENT IN A SINGLE
INDUSTRY.
Fundamental
The Fund may not concentrate its             Fundamental                               Fundamental
investments in any particular industry,      The Fund may not concentrate its          The Fund may not invest more
but if deemed appropriate for                investments in any particular industry    than 25% of its assets, taken at
attainment of its investment objective,      excluding U.S. Government                 market value, in the securities of
up to 25% of its gross assets may be         securities.                               issuers in any particular industry
invested in any one industry                                                           (excluding securities of the U.S.
classification used for investment                                                     Government, its agencies and
purposes.                                                                              instrumentalities).
---------------------------------------------------------------------------------------------------------------------------
RESTRICTED/ILLIQUID
SECURITIES.
Fundamental                                  Non-fundamental                           Non-fundamental
The Fund may not invest knowingly            The Fund may not invest knowingly         The Fund may not invest,
in securities or other assets not            more than 15% of its net assets in        knowingly, more than 15% of its
readily marketable at the time of            illiquid securities (subject to           net assets (at the time of
purchase or subject to legal or              applicable state law, securities          investment) in illiquid securities,
contractual restrictions on resale.          qualifying for resale under Rule 144A     except for securities qualifying
                                             of the Securities Act of 1933 that are    for resale under Rule 144A of
                                             determined by the trustees, or by         the Securities Act of 1933,
                                             Lord Abbett, to be liquid are             deemed to be liquid by the Board
                                             considered liquid securities).            of Trustees.
---------------------------------------------------------------------------------------------------------------------------
MORTGAGING AND PLEDGING
OF ASSETS.
Fundamental                                  Non-fundamental                           Fundamental
The Fund may not pledge, mortgage            The Fund may not pledge, mortgage,        The Fund may not pledge its
or hypothecate its assets, except for        or hypothecate its assets, except for     assets (other than to secure
the grant of escrow receipts or the          permitted borrowing or the grant of       borrowings, or to the extent
entry into other similar escrow              escrow receipts or the entry into         permitted by the Fund's
arrangements arising out of the              similar escrow arrangements arising       investment policies, in
writing of covered call options.             out of the writing of covered call        connection with hedging
                                             options.                                  transactions, short sales, when-
                                                                                       issued and forward commitment
                                                                                       transactions and similar
                                                                                       investment strategies).
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
         Policy/Restriction of the                  Policy/Restriction of the             Proposed Policy/Restriction of
               Acquired Fund                              Acquiring Fund                        the Acquiring Fund
-------------------------------------------  ----------------------------------------  ------------------------------------
---------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN SECURITIES
OF OTHER INVESTMENT
COMPANIES.
Fundamental
The Fund may not buy securities
issued by any other open-end                 Non-fundamental                           Non-fundamental
investment company except pursuant           The Fund may not invest in the            The Fund may not invest in the
to a merger, acquisition or                  securities of other investment            securities of other investment
consolidation, except up to 5% of its        companies except as permitted by the      companies, except as permitted
gross assets is such securities are          1940 Act.                                 by applicable law.
bought in the open market with a fee
or commission no greater than the
customary broker's commission.
---------------------------------------------------------------------------------------------------------------------------
OPTIONS.
Fundamental                                  Non-fundamental                           Fundamental
The Fund may not buy or sell put or          The Fund may not buy or sell put or       The Fund may not write,
call options, although it may buy,           call options although it may write        purchase or sell puts, calls,
hold or sell rights or warrants and          covered call options and enter into       straddles, spreads or
write covered call options and enter         closing purchase transactions.            combinations thereof, except to
into closing purchase transactions.                                                    the extent permitted in the
                                                                                       Fund's prospectus and statement
                                                                                       of additional information, as they
                                                                                       may be amended from time to
                                                                                       time.
---------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN SECURITIES
OF ISSUERS IN OPERATION
FOR LESS THAN THREE YEARS.
Non-fundamental                              Fundamental                               Non-fundamental
The Fund may not invest more than            The Fund may not purchase securities      The Fund may not invest in
5% of its gross assets, taken at             of any issuer unless it or its            securities of issuers which, with
market value at the time of                  predecessor has a record of three         their predecessors, have a record
investment, in companies (including          years' continuous operation, except       of less than three years
their predecessors) with less than           through subscription offers or other      continuous operations, except if
three years' continuous operation.           rights limited in the aggregate to 5%     more than 5% of the Fund's total
                                             of its net assets at the time of          assets would be invested in such
                                             investment.                               securities (this restriction shall
                                                                                       not apply to mortgage-backed
                                                                                       securities, asset-backed securities
                                                                                       or obligations issued or
                                                                                       guaranteed by the U.S.
                                                                                       Government, its agencies or
                                                                                       instrumentalities).
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
         Policy/Restriction of the                  Policy/Restriction of the             Proposed Policy/Restriction of
               Acquired Fund                              Acquiring Fund                        the Acquiring Fund
-------------------------------------------  ----------------------------------------  ------------------------------------
---------------------------------------------------------------------------------------------------------------------------
OWNERSHIP OF PORTFOLIO
SECURITIES BY OFFICERS AND
DIRECTORS.
Non-fundamental
The Fund may not own securities in a
company when any of its officers,            Fundamental                               Non-fundamental
directors or security holders is an          The Fund may not hold securities of       The Fund may not hold securities
officer or director of the Fund or an        any issuer when more than  1/2 of 1%      of any issuer if more than  1/2 of
officer, director or partner of our          of the issuer's securities are owned      1% of the securities of such
investment manager, if after the             beneficially by one or more of the        issuer are owned beneficially by
purchase any of such persons owns            Trust's officers or trustees or by one    one or more officers or Trustees
beneficially more than  1/2 of 1% of         or more partners of the Trust's           or by one or more members or
such securities and such persons             underwriter or investment adviser if      partners of the underwriter or
together own more than 5% of such            these owners in the aggregate own         investment advisor if together
securities.                                  beneficially more than 5% of such         they own more than 5% of the
                                             securities.                               securities of such issuer.
---------------------------------------------------------------------------------------------------------------------------
TRANSACTIONS WITH
CERTAIN PERSONS.
Fundamental                                  None
The Fund may not buy securities from                                                   None stated (but certain
or sell them to its officers, directors,                                               restrictions may exist under
or employees, or to our investment                                                     applicable law).
manager or to its partners and
employees, other than capital stock of
the Fund.
---------------------------------------------------------------------------------------------------------------------------
SENIOR SECURITIES.
                                             Fundamental                               Fundamental
None                                         The Fund may not issue senior             The Fund may not issue senior
                                             securities.                               securities to the extent such
                                                                                       issuance would violate applicable
                                                                                       law.
---------------------------------------------------------------------------------------------------------------------------
PURCHASE OF WARRANTS.
Non-fundamental                              None                                      Non-fundamental
Pursuant to state regulations, the Fund                                                The Fund may not invest in
will not invest more than 5% of its                                                    warrants if, at the time of the
net assets in warrants and not more                                                    acquisition, its investment in
than 2% in warrants not listed on the                                                  warrants, valued at the lower of
New York or American Stock                                                             cost or market, would exceed 5%
Exchanges, except when they form a                                                     of the Fund's total assets
unit with other securities.                                                            (included within such limitation,
                                                                                       but not to exceed 2% of the
                                                                                       Fund's total assets, are warrants
                                                                                       which are not listed on the New
                                                                                       York or American Stock
                                                                                       Exchange or a major foreign
                                                                                       exchange.)
---------------------------------------------------------------------------------------------------------------------------

           STATEMENT OF ADDITIONAL INFORMATION DATED MARCH __, 1996

                          Acquisition of the Assets of
                    Lord Abbett Fundamental Value Fund, Inc.
                 The General Motors Building, 767 Fifth Avenue
                               New York, NY 10153
                                 (800) 426-1130

                    by and in exchange for Class A Shares of
                 Lord Abbett Growth & Income Trust, a series of
                          Lord Abbett Securities Trust
                 The General Motors Building, 767 Fifth Avenue
                               New York, NY 10153
                                 (800) 426-1130

     This Statement of Additional Information, relating specifically to the proposed transfer of the assets of Lord Abbett Fundamental Value Fund, Inc. (the "Acquired Fund"), to the Lord Abbett Growth & Income Trust (the "Acquiring Fund"), a series of Lord Abbett Securities Trust (the "Trust") in exchange for Class A shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund, consists of (i) this cover page, (ii) the pro-forma financial statements of the Acquiring Fund as at October 31, 1995 and for the 12-month period then ended prepared as though the reorganization referred to above had occurred on November 1, 1994, attached hereto as Exhibit A, and (iii) the following described documents, each of which accompanies this Statement of Additional Information and is incorporated herein by reference:

     1.  Statement of Additional Information of the Trust dated March 1,
1996./*/

     2. Statement of Additional Information of the Acquired Fund dated November 1, 1995, insofar as it relates to the Acquired Fund./*/

     3. The financial statements of the Acquiring Fund for the fiscal year ended October 31, 1995, and the report thereon of Deloitte & Touche LLP, independent auditors, contained in the 1995 Annual Report of the Acquiring Fund.

     4. The financial statements of the Acquired Fund for the fiscal year ended June 30, 1995, and the report thereon of Deloitte & Touche LLP, independent public accountants, contained in the 1995 Annual Report of the Acquired Fund.

     The financial statements referred to above are incorporated herein in reliance upon the authority of Deloitte & Touche LLP as experts in auditing and accounting. This Statement of Additional Information is not a prospectus. A Proxy Statement and Prospectus dated the date hereof

--------------------------
/*/ A pre-effective amendment is to be filed to incorporate by reference these documents.

relating to the above-referenced matter may be obtained without charge by calling or writing the Acquiring Fund at the telephone number or address set forth above. This Statement of Additional Information should be read in conjunction with such Proxy Statement and Prospectus.

                                                            EXHIBIT A


PRO-FORMA PORTFOLIO OF INVESTMENTS FUND
October 31, 1995 (Unaudited)

                                                        LORD ABBETT
                                                      SECURITIES TRUST
                                                    GROWTH & INCOME TRUST        FUNDAMENTAL VALUE           PRO-FORMA COMBINED
                                                    Number of       Market       Number of   Market         Number of    Market
           Security                                 Shares          Value        Shares       Value          Shares       Value
           --------                                 ---------       ------       ---------   ------         ---------    ------
INVESTMENT IN COMMON AND CONVERTIBLE-PREFERRED STOCKS 93.20%
Aerospace          Boeing Co.                        8,400        $  551,250      12,000     $   787,500      20,400     $1,338,750
3.19%              Lockheed Martin Corp.             2,878           196,064       5,000         340,625       7,878        536,689
                   Rockwell International Corp.                                   10,000         445,000      10,000        445,000
                   Total                                             747,314                   1,573,125                  2,320,439

Agricultural
Equipment
 .55%               Pioneer Hi-Bred
                   International, Inc.                                             8,000         397,000       8,000        397,000

Airline
1.33%              British Airways plc ADR           3,500           250,250      10,000         715,000      13,500        965,250

Apparel
1.38%              VF Corp.                          8,900           426,087      12,000         574,500      20,900      1,000,587

Auto Parts         Genuine Parts                    19,900           788,538      10,000         396,250      29,900      1,184,788
4.52%              Company                           9,200           389,850      25,000       1,059,375      34,200      1,449,225
                   Snap-On, Inc.                     3,900           256,425       6,000         394,500       9,900        650,925
                   TRW Inc.                                        1,434,813                   1,850,125                  3,284,938
                   Total

Automobiles        Ford Motor Co.                                                 15,000         431,250      15,000       431,250
1.46%              Ford Motor Co. $4.20 Cum.           500            47,000                                     500        47,000
                   Conv. Pfd. A                     13,300           581,875                                  13,300       581,875
                   General Motors Corp.                              628,875                     431,250                 1,060,125
                   Total

Banks: Money       Chemical Banking Corp.            6,700           381,063                                   6,700        381,063
Center             First Chicago Corp.               4,500           305,438                                   4,500        305,438
 .94%               Total                                             686,501                                                686,501

Banks: Regional    Bank of Boston Corp.              6,100           271,450                                   6,100        271,450
4.01%              BankAmerica Corp                  6,900           396,750                                   6,900        396,750
                   Comerica Inc.                     8,100           272,363      20,000         672,500      28,100        944,863
                   Fleet Financial Group, Inc.       5,500           213,125      15,000         581,250      20,500        794,375
                   KeyCorp                                                        15,000         506,250      15,000        506,250
                   Total                                           1,153,688                   1,760,000                  2,913,688

Building Materials
 .19%               Masco Corp.                                                     5,000         140,625       5,000        140,625

Chemicals
2.22%              Dow Chemical Co.                  6,200           425,475                                   6,200        425,475
                   Hanna, M.A. Co.                                                25,000         640,625      25,000        640,625
                   Union Carbide Corp.              14,400           545,400                                  14,400        545,400
                   Total                                             970,875                     640,625                  1,611,500

Containers
1.07%              Sonoco Products Co.                                            31,500         779,625      31,500        779,625

Data Processing    Hewlett-Packard Co.              4,300            398,288                                   4,300        398,288
Equipment          Seagate Technology Inc.          4,800            214,800                                   4,800        214,800
 .84%               Total                                             613,088                                                613,088

Data Processing    General Motors Corp. $3.25
Services           Conv. Pfd.
3.01%              (Electronic Data Systems)         6,400           428,800                                   6,400        428,800

                   General Motors Corp. Class E
                   (Electronic Data Systems)         4,800           226,200      15,000         706,875      19,800        933,075
                   H & R Block Inc.                                               20,000         825,000      20,000        825,000
                   Total                                             655,000                   1,531,875                  2,186,875

Drugs/Health       Baxter International Inc.         7,500           289,688      18,000         695,250      25,500        984,938
Care Products      Lilly, Eli & Co.                  3,500           338,188                                   3,500        338,188
7.16%              Mallinckrodt Group Inc.                                        20,000         695,000      20,000        695,000
                   Merck & Co., Inc.                 8,000           460,000      15,000         862,500      23,000      1,322,500
                   SmithKline Beecham plc ADR       13,500           700,313      22,400       1,162,000      35,900      1,862,313
                   Total                                           1,788,189                   3,414,750                  5,202,939
                                                                                                                                   1

PRO-FORMA PORTFOLIO OF INVESTMENTS FUND
October 31, 1995 (Unaudited)

                                                                LORD ABBETT
                                                              SECURITIES TRUST
                                                            GROWTH & INCOME TRUST      FUNDAMENTAL VALUE   PRO-FORMA COMBINED
                                                            Number of      Market      Number of    Market  Number of    Market
                     Security                                Shares         Value       Shares       Value   Shares       Value
-------------------------------------------------------------------------------------------------------------------------------
Electric Power       Baltimore Gas & Electric Co.            17,000      $454,750                           17,000   $  454,750
5.87%                Carolina Power & Light Co.                                        25,000   $  818,750  25,000      818,750
                     CINergy Corp.                           22,900       649,788      30,000      851,250  52,900    1,501,038
                     DTE Energy                               9,700       327,375                            9,700      327,375
                     Ipalco Enterprise                                                 20,000      737,500  20,000      737,500
                     Public Service Enterprises Group Inc.   14,600       428,875                           14,600      428 875
                     Total                                              1,860,788                2,407,500            4,268,288
-------------------------------------------------------------------------------------------------------------------------------
Electrical
Equipment
2.17%                Emerson Electric Co.                    10,100       719,625      12,000      855,000  22,100    1,574,625
-------------------------------------------------------------------------------------------------------------------------------
Electronoic
Communications
1.46%                Harris Corp.                             3,300       191,812      15,000      871,875  18,300    1,063,687
-------------------------------------------------------------------------------------------------------------------------------
Electronoic
Components
2.44%                AMP Inc.                                20,100       788,925      25,000      981,250  45,100    1,770,175
-------------------------------------------------------------------------------------------------------------------------------
Electronics:         Perkin-Elmer Corp.                       3,900       136,987      20,000      702,500  23,900      839,487
Equipment            Raytheon Company                                                  10,000      436,250  10,000      436,250
1.76%                Total                                                136,987                1,138,750            1,275,737
-------------------------------------------------------------------------------------------------------------------------------
Financial:           American Express Co.                     8,000       325,000       8,400      341,250  16,400      666,250
Miscellaneous        Transamerica Corp                        6,100       413,275                            6,100      413,275
1.49%                Total                                                738,275                  341,250            1,079,525
-------------------------------------------------------------------------------------------------------------------------------
Food                 Conagra Inc.                             7,670       296,254      20,000      772,500  27,670    1,068,754
8.45%                Dean Foods Co.                          16,700       465,513      15,000      418,125  31,700      883,638
                     Hershey Foods Corp.                      9,300       555,675      12,000      717,000  21,300    1,272,675
                     RJR Nabisco                             25,200       774,900                           25,200      774,900
                     Sara Lee Corp.                           4,000       117,500      20,000      587,500  24,000      705,000
                     Supervalu Inc.                          14,600       448,950      32,000      984,000  46,600    1,432,950
                     Total                                              2,658,792                3,479,125            6,137,917
-------------------------------------------------------------------------------------------------------------------------------
Hotel/Motel          Patriot American Hospitality Inc.       12,600       307,125                           12,600      307,125
 .80%                 Starwood Lodging Trust                  10,000       272,500                           10,000      272,500
                     Total                                                579,625                                       579,625
-------------------------------------------------------------------------------------------------------------------------------
Insurance            Aetna Life & Casualty Co.                8,750       615,780                            8,750      615,780
5.13%                Chubb Corp.                                                       15,000    1,348,125  15,000    1,348,125
                     CIGNA Corp.                              5,900       584,837                            5,900      584,837
                     Lincoln National Corp.                     200         8,925      10,600      473,025  10,800      481,950
                     St. Paul Companies Inc.                                           12,000      609,000  12,000      609,000
                     SAFECO Corp.                             1,400        89,862                            1,400       89,862
                     Total                                              1,299,404                2,430,150            3,729,554
-------------------------------------------------------------------------------------------------------------------------------
Machinery:           Deere & Co.                              6,500       580,937                            6,500      580,937
Diversified          Goulds Pumps, Inc.                      13,600       323,000      20,000      475,000  33,600      798,000
1.90%                Total                                                903,937                  475,000            1,378,937
-------------------------------------------------------------------------------------------------------------------------------
Miscellaneous        Minnesota Mining & Mfg. Co.              8,100       460,688      10,000      568,750  18,100    1,029,438
2.95%                Moore Corp. Ltd.                         6,000       114,750                            6,000      114,750
                     National Service Industries, Inc.        8,700       258,825      25,000      743,750  33,700    1,002,575
                     Total                                                834,263                1,312,500            2,146,763
-------------------------------------------------------------------------------------------------------------------------------
Natural Gas          Coastal Corp.                           11,000       356,125                           11,000      356,125
Transmission         Eastern Enterprises                      4,000       119,500                            4,000      119,500
1.05%                Equitable Resources, Inc.                9,700       283,725                            9,700      283,725
                     Total                                                759,350                                       759,350
                     ----------------------------------------------------------------------------------------------------------

2

PRO-FORMA PORTFOLIO OF INVESTMENTS FUND
October 31, 1995 (unaudited)

                                                             LORD ABBETT
                                                             SECURITIES TRUST
                                                          GROWTH & INCOME TRUST         FUNDAMENTAL VALUE     PRO-FORMA COMBINED
                                                         Number of                     Number of              Number of
                                                         Shares or                     Shares or              Shares or
                                                         Principal       Market        Principal   Market     Principal  Market
                         Securities                      Amount          Value            Amount    Value     Amount      Value
                         ----------                      ---------       -------       ---------   ------     ---------  ------
Office Equipment/
Supplies .51%            Apple Computer Inc.                10,300       $ 374,018                              10,300   $  374,018
-----------------------------------------------------------------------------------------------------------------------------------
Oil: Domestic            Amoco Corporation                                                7,000    $ 447,125     7,000      447,125
 .79%                     Ultramar Corp.                      5,300         129,187                               5,300      125,187
                         Total                                             129,187                   447,125                576,312

-----------------------------------------------------------------------------------------------------------------------------------
Oil: International       Chevron Corp.                      13,600         635,800       10,000      467,500    23,600    1,103,300
3.56%                    Exxon Corp.                         5,900         450,612        4,000      305,500     9,900      756,112
                         Mobil Corp.                         4,800         483,600                               4,800      483,600
                         Royal Dutch Petroleum Co.                                        2,000      245,750     2,000      245,750
                         Total                                           1,570,012                 1,018,750              2,588,762
 -----------------------------------------------------------------------------------------------------------------------------------
Paper and Forest         Crown Vantage Inc.                    690          13,714                                 690      13,714
Products                 Federal Paper Board Inc            13,300         558,600                              13,300     558,600
5.76%                    James River Corp.                  13,900         446,537       20,000      642,500    33,900   1,089,037
                         Kimberly Clark Corp.                4,900         355,862                               4,900     355,862
                         Scott Paper Co.                     5,500         292,875       18,000      958,500    23,500   1,251,375
                         Westvaco Corporation               10,600         294,150       22,500      624,375    33,100     918,525
                         Total                                           1,961,738                 2,225,375             4,187,113
-----------------------------------------------------------------------------------------------------------------------------------
Printing and             Deluxe Corp.                       6,700         180,063                               6,700     180,063
Publshing                Donnelley, R.R. & Sons Co.        16,800         613,200        22,400      817,600   39,200   1,430,800
2.37%                    Gannett Co., Inc.                  2,000         108,750                               2,000     108,750
                         Total                                            902,013                    817,600            1,719,613
-----------------------------------------------------------------------------------------------------------------------------------
Retail                   Dayton Hudson Corp.                5,050         347,188                               5,050     347,188
2.98%                    Nordstrom Inc.                                                  15,000      555,938   15,000     555,938
                         Sears, Roebuck & Co.              12,100         411,400        25,000      850,000   37,100   1,261,400
                         Total                                            758,588                  1,405,938            2,164,526
-----------------------------------------------------------------------------------------------------------------------------------
Savings and Loan         Ahmanson, H.F. & Co.              23,900         597,500                              23,900     597,500
2.69%                    Great Western Financial Corp.     28,500         644,813                              28,500     644,813
                         Standard Federal Bancorporation
                          Inc.                                                           20,000      710,000   20,000     710,000
                         Total                                          1,242,313                    710,000            1,952,313
-----------------------------------------------------------------------------------------------------------------------------------
Telecommunications       AT&T Corp.                         7,900         505,600                               7,900     505,600
2.06%                    MCI Communications Corp.          39,700         990,018                              39,700     990,018
                         Total                                          1,495,618                                       1,495,618
-----------------------------------------------------------------------------------------------------------------------------------
Tire and Rubber
Goods
1.30%                    Cooper Tire & Rubber Company      20,700         478,687        20,000      462,500   40,700     941,187
-----------------------------------------------------------------------------------------------------------------------------------
Tobacco
 .59%                     American Brands Inc.             10,000         428,750                               10,000     428,750
-----------------------------------------------------------------------------------------------------------------------------------
Waste Management         Browning Ferris Industries Inc.  21,600         629,100         30,000      873,750   51,600   1,502,850
3.25%                    WMX Technologies Inc.             5,600         157,500         25,000      703,125   30,600     860,625
                         Total                                           786,600                   1,576,875            2,363,475
-----------------------------------------------------------------------------------------------------------------------------------
                         Total Long-Term Investments
                           (Cost $27,661,121 and
                             $30,786,863, respectively)               30,953,987                  36,765,063           67,719,050
-----------------------------------------------------------------------------------------------------------------------------------
SHORT-TERM SECURITIES 5.33%
-----------------------------------------------------------------------------------------------------------------------------------
Short-Term               Ford Motor Credit Co. 5.72%        200M         200,000           650M      650,000      850M    850,000
Securities,                due 11/2/1995
At Cost                  Prudential Funding Corp. 5.72%     700M         700,000         1,150M    1,150,000    1,850M  1,850,000
                           due 11/3/1995
                         Beneficial Corp 5.726%
                           due 11/6/1995                                                   600M      600,000      600M    600,000


                                                                                                                                   3

Lord Abbett & Company Pro Forma Portfolio of Investments

Pro-Forma Portfolio of Investments Fund
October 31, 1995 (Unaudited)

                                LORD ABBETT
                               SECURITIES TRUST
                             GROWTH & INCOME TRUST   FUNDAMENTAL VALUE     PRO-FORMA COMBINED
                             Principal    Market    Principal   Market     Principal  Market
Security                      Amount       Value     Amount     Value       Amount    Value
---------------------------------------------------------------------------------------------
Chevron Oil Finance Co.
 5.584% due 11/1/95                                 $575M      $  575,000  $575M  $  575,000
--------------------------------------------------------------------------------------------
Total Short-Term Investments
(Cost $900,000 and $2,975,000,
   respectively)                          900,000               2,975,000          3,875,000
 -------------------------------------------------------------------------------------------
Total Investments in
 Securities
 (Cost $28,561,121 and
 $33,761,863, respectively)            31,853,987              39,740,063         71,594,050
--------------------------------------------------------------------------------------------
4

See Notes to Pro-Forma Financial Statements.

                       PRO-FORMA STATEMENT OF NET ASSETS
                               OCTOBER 31, 1995
                                  (UNAUDITED)

                                                                  Lord Abbett
                                                                 Securities Trust    Lord Abbett
                                                                 Growth & Income     Fundamental        Pro-Forma    Pro-Forma
                                                                      Trust        Value Fund, Inc.    Adjustments   Combined
                                                                 --------------------------------------------------------------
ASSETS
Investments, at value (cost $28,561,121                            31,853,987          39,740,063                    71,594,050
and $33,761,863 respectively)
Cash                                                                  198,771             109,860                       308,631
Receivable for investments sold                                       206,801             329,300                       536,101
Receivable for capital stock sold                                     442,090             124,693                       566,783
Other assets & other receivables                                      178,796              43,293              -        222,089
                                                                 --------------------------------------------------------------
 Total Assets                                                      32,880,445          40,347,209              -     73,227,654
                                                                 --------------------------------------------------------------

LIABILITIES
Payable for capital stock reacquired                                   21,960               8,932                        30,892
Payable for securities purchased                                       55,058             292,365                       347,423
Accounts payable, accrued expenses & taxes                             33,503             162,996                       196,499
 Total Liabilities                                                    110,521             464,293              -        574,814
                                                                 --------------------------------------------------------------
NET ASSETS AS OF OCTOBER 31, 1995                                  32,769,924          39,882,916              -     72,652,840
                                                                 ==============================================================

Net Assets were comprised of :
 Capital stock, at par                                                    -               295,844     (295,844) (#)         -
 Paid-in capital                                                   29,090,823          32,526,047      295,844  (#)  61,912,714
 Accumulated net realized gain                                        200,736             216,707                       417,443
 Net unrealized appreciation                                        3,292,866           5,978,200                     9,271,066
 Undistributed net investment income                                  185,499             866,118                     1,051,617
                                                                 --------------------------------------------------------------

NET ASSETS AS OF OCTOBER 31, 1995                                  32,769,924          39,882,916              -     72,652,840
                                                                 ==============================================================
Class A shares outstanding as of October 31, 1995                                       2,958,443                     6,603,132
Class C shares outstanding as of October 31, 1995                   5,428,222                                         5,428,222

Class A:
 Net Asset Value and redemption price
 per share                                                                            $     13.48                   $      6.04

Class C:
 Net Asset Value and redemption price
 per share                                                        $      6.04                                       $      6.04

 ------------------------
(#) Adjustment to reflect the exchange of capital stock of Lord Abbett Fundamental Value Fund Inc. for shares of beneficial interest in Lord Abbett Securities Trust Growth & Income Securities Trust.

                       PRO-FORMA STATEMENT OF OPERATIONS
                         YEAR ENDED OCTOBER 31, 1995
                                (UNAUDITED)

                                                           Lord Abbett
                                                          Securities Trust     Lord Abbett
                                                          Growth & Income      Fundamental        Pro-Forma            Pro-Forma
                                                              Trust          Value Fund, Inc.     Adjustments          Combined
                                                         --------------------------------------------------------------------------
Investment Income
 Interest                                                    $   56,649    $   190,084                                     246,733

 Dividends                                                      559,819        989,565                                   1,549,384


-----------------------------------------------------------------------------------------------------------------------------------
 Total Income                                                $  616,468    $ 1,179,649                                    1,796,117
-----------------------------------------------------------------------------------------------------------------------------------

Expenses:
      Management fee                                            143,551        269,080                     -                412,631
      ------------------------------------------------------------------------------------------------------------------------------

      Management Fees Waived & Assumed                         (143,551)                                   -               (143,551)

      ------------------------------------------------------------------------------------------------------------------------------

      Distribution Fee - Class A                                                76,683                 7,190 (a)             83,873
      ------------------------------------------------------------------------------------------------------------------------------

      Distribution Fee - Class C                                169,003                                                     169,003
      ------------------------------------------------------------------------------------------------------------------------------

      Shareholder servicing costs                                16,729         60,000                                       76,729
      ------------------------------------------------------------------------------------------------------------------------------

      Reports to shareholders                                     2,800         28,000                                       30,800
      ------------------------------------------------------------------------------------------------------------------------------

      Audit & Tax Fee                                             9,585         26,942                (4,000)(b)             32,527
      ------------------------------------------------------------------------------------------------------------------------------

      Legal fee                                                     510          3,600                                        4,110
      ------------------------------------------------------------------------------------------------------------------------------

      Registration fee                                           10,827         17,650                                       28,477
      ------------------------------------------------------------------------------------------------------------------------------

      Organization expense                                        6,866              -                     -                  6,866
      ------------------------------------------------------------------------------------------------------------------------------

      Other                                                       5,727         20,866                                       26,593
------------------------------------------------------------------------------------------------------------------------------------

Total Expenses                                                  222,047        502,821                 3,190                728,058
-----------------------------------------------------------------------------------------------------------------------------------

Net Investment Income                                           394,421        676,828                (3,190)             1,068,059

Net Realized and Unrealized gain (loss) on Investments:

 Net Realized gain (loss) from security transactions

 Proceeds from sales                                          4,021,708     16,364,318                                   20,386,026

 Cost of securities sold                                      3,805,407     14,141,998                                   17,947,405
-----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss)                                        216,301      2,222,320                                    2,438,621
-----------------------------------------------------------------------------------------------------------------------------------
Net unrealized appreciation (depreciation) of investments:
 Beginning of year                                              144,498      2,551,695                                    2,696,193

 End of year                                                  3,292,866      5,978,200                                    9,271,066
-----------------------------------------------------------------------------------------------------------------------------------
Net unrealized appreciation                                   3,148,368      3,426,505                                    6,574,873
-----------------------------------------------------------------------------------------------------------------------------------

 Net realized/unrealized gain on investment                   3,364,669      5,648,825                   -                9,013,494
-----------------------------------------------------------------------------------------------------------------------------------

Net increase in net assets resulting from operations         $3,759,090    $ 6,325,653               ($3,190)            10,081,553
===================================================================================================================================

----------------------------
(a)  Adjustment to reflect increase in 12B-1 plan
(b)  Adjustment to reflect elimination of duplicative expenses.

NOTES TO PRO-FORMA FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES
The Lord Abbett Securities Trust was organized as a Delaware business trust on February 26, 1993, and is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. On January 3, 1994, Growth & Income Trust commenced operations.

The following is a summary of significant accounting policies consistently followed by the Company. The policies are in comformity with generally accepted accounting principles.

(a) Market value is determined as follows: Securities listed or admitted to trading privileges on any securities exchange are valued at the last sales price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any slaes, at the mean between the last bid and asked price on such exchange or at the latest price on the basis of current quotations from dealers (as in the case of bonds), from valuations furnished by an independent pricing service or, in their absence, fair value as determined under procedures approved by the Board of Trustees. Securities traded in the over-the-counter market are valued at the mean between the last bid and asked price in such market, except that securities admitted to trading on the NASDAQ National Market System are valued at the last sales price if it is determined that such price more accurately reflects the value of such securities. (b) It is the policy of the Company to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income in taxable distributions. Therefore no federal income tax provision is requried. (c) Security transacti-ons are accounted for on the date that the securities are purchased or sold (trade date). Dividend income and distributions to shareholders are recorded on the ex-dividend date and interest is recorded on the accrual basis. (d) The organization expenses of the Trust of the Company are amortized evenly over a period of five years from its commencement of operations. (e) A portion of the proceeds from sales and costs of repurhases of shares, equivalent to the amount of distributable net investment income on the date of the transaction is credited or charged to undistribute income. Undistributed net investment income per share thus is unaffected by sales or repurchases of shares.

2.  REPURCHASE AGREEMENTS
The Company may enter into repurchase agreements with certain banks and broker/dealers whereby the Company, through its custodian, receives delivery of the underlying securities, the amount of which at the time of purchase and each subsequent business day is required to be maintained at such a level that the market value, depending on the maturity of the repurchase agreement and the underlying collateral, is equal to at least 100% of the resale price.

3.  DISTRIBUTIONS
Dividends from net investment income are declared and paid quarterly. Taxable net realzied gains from security transcractions, if any, will be distributed to shareholders in December 1995.

4.  AGREEMENTS
The Company has a mangement agreement with Lord, Abbett & co. for which it provided the Company with investment management services and executive and other personnel, paid the remuneration of officers, provided office space and paid for ordinary and necessary office and clerical expenses relating to research, statistical work and the supervison of the investment portfolios.

The management fee is based on average daily net assets for each month at the annual rate of .75 of 1%.

Pursuant to Rule 12b-1, for Class C shares, the Company will pay (1) a service fee and a distribution fee, at the time shares are sold, not to exceed .25% and
 .75%, respectively, of the net asset value of such shares and (2) at each quarter-end after the first anniversay of the sale of such shares, fees for services and distribution at annual rates not to exceed .25% and .75%, respectively, of the average annual net asset value of shares outstanding (payments with respect to shares not outstanding during the full quarter to be prorated).

For Class A shares the Company has a Rule 12b-1 Plan providing for (a) the payment of a service fee at the annual rate of .25% of the average daily net asset value of shares sold by dealers and (b) a one-time 1% distribution fee at the time of sale on shares sold at net asset value of $1 million or more.

The fees will be paid to Lord Abbett Distributor LLC, which may retain from the distribution fees, for payment of distribution expenses incurred directly by it, an amount not to exceed .10% of the average annual net asset value of such shares outstanding.

PART C

Item 15.  Indemnification

  The Registrant is a Delaware Business Trust established under Chapter 38 of Title 12 of the Delaware Code. The Registrant's Declaration and Agreement of Trust at Section 4.3 relating to indemnification of trustees, officers and employees states the following.

  The Trust shall indemnify each of its Trustees, officers, employees and agents (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by him or her in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body in which he or she may be or may have been involved as a party or otherwise or with which he or she may be or may have been threatened, while acting as Trustee or as an officer, employee or agent of the Trust or the Trustees, as the case may be, or thereafter, by reason of his or her being or having been such a Trustee, officer, employee or agent, except with
                                                                     ------
respect to any matter as to which he or she shall have been adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust or any Series thereof. Notwithstanding anything herein to the contrary, if any matter which is the subject of indemnification hereunder relates only to one Series (or to more than one but not all of the Series of the Trust), then the indemnity shall be paid only out of the assets of the affected Series. No individual shall be indemnified hereunder against any liability to the Trust or any Series thereof or the Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. In addition, no such indemnity shall be provided with respect to any matter disposed of by settlement or a compromise payment by such Trustee, officer, employee or agent, pursuant to a consent decree or otherwise, either for said payment or for any other expenses unless there has been a determination that such compromise is in the best interests of the Trust or, if appropriate, of any affected Series thereof and that such Person appears to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust or, if appropriate, of any affected Series thereof, and did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. All determinations that the applicable standards of conduct have been met for indemnification hereunder shall be made by (a) a majority vote of a quorum consisting of disinterested Trustees who are not parties to the proceeding relating to indemnification, or
(b) if such quorum is not obtainable or, even if obtainable, if a majority vote of such quorum so directs, by independent legal counsel in a written opinion, or
(c) a vote of Shareholders (excluding Shares owned of a record or beneficially by such individual). In addition, unless a matter is disposed of with a court determination (i) on the merits that such Trustee, officer, employee or agent was not liable or (ii) that such Person was not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, no indemnification shall be provided hereunder unless there has been a determination by independent legal counsel in a written opinion that such Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

  The Trustees may make advance payments out of the assets of the Trust, or, if appropriate, of the affected Series in connection with the expense of defending any action with respect to which indemnification might be sought under this
Section 4.3. The indemnified Trustee, officer, employee or agent shall give a written undertaking to reimburse the Trust or the Series in the event it subsequently determined that he or she is not entitled to such indemnification and (a) the indemnified Trustee, officer, employee or agent shall provide security for his or her undertaking, (b) the Trust shall be insured against losses arising by reason of lawful advances, or (c) a majority of a quorum of disinterested Trustees or an independent legal counsel in a written opinion shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification. The rights accruing to any Trustee, officer, employee or agent under these provisions shall not exclude any other right to which he or she may be lawfully entitled and shall inure to the benefit of his or her heirs, executors, administrators or other legal representatives.

  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 16.  Exhibits

  1. (a)  Declaration and Agreement of Trust of the Registrant. (1)
     (b) Form of Amendment designating Class A and Class C shares; filed herewith.

  2.      By-Laws of the Registrant. (1)

  3.      Not Applicable.

  4. Form of Agreement and Plan of Reorganization between Registrant and Lord Abbett Fundamental Value Fund, Inc.; filed herewith as Exhibit A contained in Part A of this Registration Statement.

  5.      Not Applicable.

  6. (a) Investment Management Agreement between the Registrant and Lord, Abbett & Co. dated May 19, 1993.(1)

     (b) Amendment to Investment Management Agreement.(2)

 7.  (a) Form of Rule 12b-1 Plan for Registrant Class C Shares; filed herewith.
     (b) Distribution Agreement, dated May 19, 1993, between Registrant and Lord, Abbett & Co.(1)

 8.  (a) Deferred Compensation Plan. (3)
     (b) Retirement Plan. (3)

 9.  (a) Custody Agreement. (2)
     (b) Form of Assignment and Assumption Agreement between Morgan Guaranty Trust Company of New York and Bank of New York; filed herewith.

10.  (a) See Item 7(a) above.
     (b) Form of Rule 18f-3 Plan; filed herewith.

11. Form of opinion and Consent of Debevoise & Plimpton as to the legality of securities being issued; filed herewith.

12. Form of opinion and Consent of Debevoise & Plimpton as to Tax Matters; filed herewith.

13.      Not Applicable.

14. (a) Consent of Deloitte & Touche LLP regarding financial statements of Registrant, Lord Abbett U.S. Government Securities Fund, Inc. and Lord Abbett Securities Trust; filed herewith.
     (b) Ruling application submitted to the Internal Revenue Service, dated October 19, 1995, supplemental application dated January 26, 1996 and Ruling, dated February 5, 1996; filed herewith.

15.      Not Applicable.

16.      Not Applicable.

17.  (a) Form of Proxy Card; filed herewith.
     (b) Prospectus and Statement of Additional Information of the Registrant, dated March ___, 1996. (4)
     (c) Financial statements of the Acquiring Fund for the fiscal year ended October 31, 1995 and report thereon of Deloitte & Touche LLP. (5)
     (d) Prospectus and Statement of Additional Information of Lord Abbett Fundamental Value Fund, Inc., dated November 1, 1995. (6)
     (e) Financial statements of the Acquired Fund for the fiscal year ended October 31, 1995, and the report thereon of Deloitte and Touche LLP.
         (7)
      (f) Notice to Brokers

      (g) Letter to Shareholders re: Proxy

(1) Incorporated herein by reference to Registrant's Registration Statement on Form N-1A (File Nos. 33-58846 and 811-7538) filed on or about March 1, 1993.
(2) Incorporated herein by reference to Post-Effective Amendment No. 2 to Registrant's Registration Statement on Form N-1A (File Nos. 33-58846 and 811-7538) filed on or about August 6, 1993.
(3) Incorporated herein by reference to Post-Effective Amendment No. 7 to Registrant's Registration Statement on Form N-1A (File Nos. 33-58846 and 811-7538) filed on or about October 7, 1994.
(4) Incorporated herein by reference to Post-Effective Amendment No. 7 to Registrant's Registration Statement on Form N-1A (File Nos. 33-58846 and 811-7538) filed on or about ________, 1996.
(5)  1995 Annual Report of the Registrant filed on or about January 10, 1996.
(6) Incorporated herein by reference to Post-Effective Amendment No. 10 to Lord Abbett Fundamental Value Fund, Inc.'s Registration Statement on Form N-1A (File Nos. 33-518 and 811-4648) filed on or about October 31, 1995.
(7)  1995 Annual Report of the Acquired Fund filed on or about September 11,
     1995.

Item 17.  Undertakings

(1) The undersigned registrant agrees that, prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR (S) 230.145c] the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

      As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant in the City of New York and State of New York on the 29th day of February 1996.

                                  LORD ABBETT SECURITIES TRUST


                                By:  /s/ Ronald P. Lynch
                                    ---------------------------------------
                                     Ronald P. Lynch, Chairman of the Board

      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.


Signature                           Title              Date
-------------------------  -----------------------     ----
 /s/Ronald P. Lynch           Chairman of the Board  2/29/96
-------------------------  and Trustee              -----------
Ronald P. Lynch

 /s/ Robert S. Dow            President and Trustee  2/29/96
-------------------------                           -----------
Robert S. Dow

/s/ John J. Gargana, Jr.     Vice President and        2/29/96
-------------------------  Chief Financial Officer  -----------
John J. Gargana, Jr.

 /s/ E. Thayer Bogelow             Trustee             2/29/96
-------------------------                           -----------
E. Thayer Bigelow

                                   Trustee
-------------------------                           -----------
Stewart S. Dixon

                                   Trustee
-------------------------                           -----------
John C. Jansing

C. Alan MacDonald                  Trustee             2/29/96
-------------------------                           -----------
C. Alan MacDonald

                                   Trustee
-------------------------                           -----------
Hansel B. Millican, Jr.

/s/ Thomas J. Neff                 Trustee             2/29/96
-------------------------                           -----------
Thomas J. Neff

                                EXHIBIT INDEX

      The following exhibits are filed as a part of this Registration Statement pursuant to General Instruction G of Form N-14.

 Exhibit                                                                            Page
 Number                                 Description                                Number
---------  ----------------------------------------------------------------------  ------
(1)(b)     Form of Amendment designating Class A and Class C shares thereof

(4) Form of Agreement and Plan of Reorganization between the Registrant and Lord Abbett Fundamental Value Fund, Inc.

(7)        Form of Rule 12b-1 Plan for Registrant Class C Shares.

(9)(b)     Form of Assignment and Assumption Agreement between Morgan
           Guaranty Trust Company of New York and Bank of New York

(10)(b)    Rule 18f-3 Plan

(11) Form of opinion and Consent of Debevoise & Plimpton as to legality of securities being issued

(12)       Form of opinion and Consent of Debevoise & Plimpton as to Tax Matters

(14)(a)    Consent of Deloitte & Touche LLP regarding financial statements

(b)        Ruling application submitted to the Internal Revenue Service, dated
           October 19, 1995, supplemental application dated January 26, 1996 and
           Ruling, dated February 5, 1996.

(17)(a)    Form of Proxy Card
    (f)    Notice to Brokers

    (g)    Letter to Shareholders re: Proxy


